SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended March 31, 2003

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2003

INDEX

Financial Statements

7001	Management Report
7002	Balance Sheet
7003	Statement of Income
7004	Statement of Changes in Stockholders' Equity
7005	Statement of Changes in Financial Position
7006	Consolidated Balance Sheet
7007	Consolidated Statement of Income
7008	Consolidated Statement of Changes in Stockholders' Equity
7009	Consolidated Statement of Changes in Financial Position
7010	Financial Group Balance Sheet
7011	Financial Group Statement of Income
7012	Financial Group Statement of Changes in Financial Position
7013	Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

7014	Notes to the Financial Statements

Investments in Subsidiaries and Associated Companies

7015	Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016	Marketable Securities by Type and Maturity
7017	Marketable Securities by Balance Sheet Account and Maturity
7018	Concentration of Marketable Securities, Lending Operations Portfolio
and Deposits
7019	Maturity of Lending Operations Portfolio
7020	Flow of Lending Operations Portfolio
7021	Geographical Distribution of Lending Operations Portfolio and Deposits
7022	Risk Level of Lending Operations Portfolio
7023	Lending Operations Portfolio by Index
7024	Credit Assignment
7025	Lending Operations Portfolio by Amount and Risk Level
7026	Fixed Assets
7027	Funding by Maturity

Risk Management

7028	Operational Limits

Complemental Statistical Information

7029	Branches Financial Information
7030	Taxes and Charges
7031	Correspondent Banks Transactions
7032	Changes on client demand accounts by check and electronic transactions

Independent Auditors' Special Review Report

7033	Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

7034	Provisions
7035	Capital
7036	Cash Dividends Paid
7037	Changes on Capital in the Reference Period
7038	Commitments and Guarantees
7039	Assets and Liabilities Denominated in Foreign Currency
7040	Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Retail Bank

Over the last years, the Retail Bank showed significant results of its organic growth strategy, resulting in an considerable growth of the client base and consolidated its approach to the low-income segment through the consumer finance companies. It also expanded the sale of products to its customer base substantially by making efficient use of CRM tools. These three areas of growth made a major contribution to one of the Financial Groups’ chief strategic objectives: scale gains.

The ContAtiva (“ActivAccount”) program stood out as a substantial achievement with 860,000 new bank accounts opened in 2002, and reaching in February 2003, the 3-year target of opening 1.8 million accounts originally scheduled for September 2003. This program’s purpose was to obtain customers with a monthly income higher than R$1,000.00 for the network under the Unibanco brand.

The success of the ContAtiva (“ActivAccount”) program led Unibanco to introduce a new and ambitious program in February 2003, ContAtiva 2, with a view to acquiring 3.6 million customers over 5 years, in line with the objective of pursuing the ongoing growth of our customer base. 174,000 new accounts were opened in the first quarter of 2003. By the end of the quarter, the institution had 5.7 million clients under the Unibanco brand, including retirees and investors in savings accounts. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and LuizaCred), Unibanco’s total client base reached 12.4 million.

In March 2003, the average number of products per client stood at 5.7, as compared to 5.3 in March 2002, evidencing success in the application of statistical purchase intent tools and the offer of an adequate range of products for the different customer segments.

Unibanco and its associated companies Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas) reached the end of March 2003 with 12,056 points of service, as follows: 801 branches, 435 corporate-site branches, 74 in-store branches (inside supermarkets and stores), 109 Fininvest stores, 8,142 Fininvest points of sales (retailers), 148 LuizaCred stores, 349 InvestCred stores and 1,998 Banco 24 Horas sites (ATMs).

Wholesale Bank

Unibanco seeks to be the Wholesale Bank of reference in Brazil in terms of financial services. Its operating strategy combines sector focus and closeness with the customer, associating the power of a major Wholesale Bank with the agility of an investment bank. With a customer coverage structure that joins sector intelligence, regional offices and presence in the main international financial centers, the Wholesale Bank currently services approximately 2,700 companies with sales over R$40 million and some 300 domestic and international institutional investors.

The Wholesale Bank ended the first quarter of 2003 with a R$14.98 billion credit portfolio, up 4.6% vs. March 2002, but down 5.6% relative to December 2002. The changes in credit portfolio were influenced by the foreign exchange appreciation of 5.1% during the first quarter of 2003. Non US$-indexed loans grew by 11.7% over the past 12 months.

As one of the main financial agents in the BNDES (Brazilian Development Bank) onlendings segment, Unibanco ranked for the last three years among the top three banks (in 2002, Unibanco ranked first among private banks, with disbursements of R$1.3 billion). Currently the pipeline includes 25 projects at different stages of analysis, representing some R$500 million in disbursements. Highlights for the period also include the onlending of funds from IFC (International Finance Corporation) and DEG (Deutsche Investitions) for infrastructure projects totaling US$77 million in disbursements (approximately R$250 million).

In Capital Markets, even in an environment of weak demand for new corporate issues, Unibanco ranked second in terms of origination and distribution of fixed income, according to Anbid, the National Association of Investment Banks. It’s market share reached 15% both in origination and in distribution. Unibanco acted as lead manager in fixed income deals totaling R$1.6 billion, with highlight to CPFL Energia and Telesp Celular Participações.

In Project Finance, Unibanco’s ranked 1st in Financial Advisory Services (Anbid 2002) in terms of the number of completed projects. The chief the first quarter of 2003 highlight was the completion of a R$130 million financing program for the construction of the Ponte de Pedra hydroelectric power plant, for which Unibanco was the financial advisor and leader of the financial structure. Unibanco also took part in the R$12 million long-term financing program for the restructuring of the public transport service of the greater Goiânia region. The Project Finance pipeline comprises 27 projects in the oil and gas, steel, power generation, agribusiness, sanitation and transport areas, involving some R$6.6 billion in investments.

In Cash Management, some 81,000 customers made use of cash management services, such as payment and credit, in the first quarter of 2003. The quarter’s financial margin for cash management services rose by 12% vs. the first quarter of 2002, reaching some R$81.5 million.

Insurance and Private Pension Plans

The insurance and private pension funds business posted net income of R$90 million in the first quarter of 2003, up 76.5% over the first quarter of 2002 and an annualized return on average equity of 32.1%. The strengthening of the operational cash flow, the marked-to-market of long-term securities and the higher interest rates during the period also contributed to this result, affecting positively the company’s financial revenues.

According to preliminary February 2003 data released by the Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), Unibanco’s insurance and pension fund companies rose one position in the ranking to 3rd in consolidated terms with a 8.5% market share.

According to the latest industry data, released by SUSEP in February, Unibanco AIG Seguros maintained the top position in the fire insurance ranking, with premiums of R$174 million, up 88.1% vs. the first quarter of 2002. The company also maintained its leadership in the segments of liability insurance for executive officers (D&O), extended warranties, international transport, aviation and petrochemical risks.

Private Pension Plans

As for the sale of corporate pension plans, according to ANAPP’s statistics for February, Unibanco AIG Previdência ranked second in terms of accrued sales for the year, with a volume of R$147 million. The company services approximately 552,000 individual customers and 1,025 corporate clients.

Wealth Management

The Wealth Management segment comprises Unibanco’s asset management business and private banking. This business not only tries to exploit the natural synergism between the two areas, but also represents a new concept of customer relations, focusing on advisory services and on the offer of high added value products and services.

Unibanco Asset Management – UAM ended the first quarter of 2003 with R$19.7 billion in assets under management, up 7.1% when compared to December 2002. Unibanco and Unibanco Asset Management took over the management and administration of the Pictet Modal investment funds in the first quarter of 2003. The acquisition involved 12 funds, the net equity of which amounted to some R$267 million.

As part of the process of expanding its product distribution network to less conventional channels, Unibanco Asset Management entered into a distribution agreement with the MaxBlue financial portal whereby UAM offers moderate and aggressive funds of its Unifund family through the portal.

UAM was granted the 2003 Top Manager – Equity award, among major banks. Standard & Poor’s grants the award in conjunction with the Valor Econômico financial newspaper and it takes into account the quality of processes, performance and above-average transparency. S&P bestows this award upon asset managers of several countries. In Brazil, the managers were split into two groups: large and specialists. The award was granted for three categories: fixed income, equity, and derivatives.

In Private Banking, total assets under management reached R$10.3 billion at the end of the first quarter of 2003, up 3.0% Q-o-Q, ranking among the largest Brazilian banks in this segment. This performance is the result of the broad range of differentiated services and products offered in the Brazilian market and in the main international investment markets.

Of the Private Banking funds under management, a total of R$2.6 billion concerns investments in funds and managed portfolios, accounting for a market share of 7.5% and a no. 3 ranking in this segment, according to ANBID data for March 2003.

A new differentiated fund, the Private Social Investment Fund, launched in the first quarter of 2003. This is the first social fund in the Brazilian market and it contributes part of its earnings for charitable organizations and projects.

Technology and Internet

The first quarter of 2003 investments in technology and systems infrastructure totaled R$34 million. The main investments were in mainframe hardware, operating optimization, and management information systems (MIS).

Unibanco’s Internet Banking user base continued to expand and reached more than 1 million users in March 2003, 40% above the number of users in March of last year (718,000). The number of transactions, in turn, reached the 7.5 million mark in March 2003, 45% above the number attained in the same month last year. The new version of the Internet Banking service for companies, introduced last year, already has more than 86,000 customers, including both those who previously relied on the Micro 30 Horas (30-Hour PC) service and new customers.

Unibanco continued to seek the improvement of its services. Highlights for this period are:

• Remodeling of the Unibanco.com investment section. The new section, which is part of the Internet 30-Hour service, offers a platform that integrates all the customer’s financial information. The customer can access his investment portfolio (funds, certificates of deposit and savings account) from a single page, as well as his current account balance, which makes it convenient and easier for the customer to manage his investments.

• Integration of the InvestShop and Internet 30-Hour service. Unibanco-UniClass, in association with InvestShop, started offering UniClass customers an online brokerage service. This site provides market monitoring tools and support channels, including online customer service. As a result, InvestShop has become the leading virtual broker according to the São Paulo Stock Exchange – Bovespa ranking.

Unibanco Pessoas (Human Resources)

In the first quarter of 2003, Unibanco hired some 931 professionals in addition to internal selection and recruitment processes aiming to create new opportunities and retain human talents. The group’s total staff, in March 2003, totaled 26,403 professionals.

Concerning training and development, in the first quarter of 2003, R$746,000 were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad. The chief novelty was the introduction of the “Click for Knowledge” intranet portal, whose purpose is to encourage learning at a distance and to strengthen the culture and organizational values, as well as self-development.

The results of the latest Employee Satisfaction Survey, carried out in December 2002, showed that 87% of the respondents were very satisfied with Unibanco. This reflects a 2 pp improvement vs. last year’s percentage. When we compare the change of all the indicators since the first survey, the progress achieved becomes even more evident. The percentage of contented employees rose by 18 pp from 1997 to 2002. Similarly, the number of professionals who are happy about the area they work in also improved substantially (from 63% in 1997 to 80% in 2002).

Social Responsibility

The Unibanco Institute, created in 1982, to coordinate a wide range of social initiatives sponsored by the bank, has been reconfigured last year, to concentrate on education. The renewed goal is to pursue projects directed at preparing the youth not only for the job market but also for a more pro-active citizenship role in society. Just as IMS became a benchmark in cultural promotion, Unibanco Institute seeks recognition with educational projects as a primary source of transformation.

One of Instituto Unibanco’s programs is Unibanco Ecologia (Unibanco Ecology). Since it was started 12 years ago, it has helped more than 130 municipalities in Brazil. The program is centered on environment conservation education. Thus, projects such as building environmental education centers, setting-up workshops, training teachers in this field, implementing plant nurseries training centers and selective trash collection are examples of the type of initiative implemented by Unibanco Ecologia.

Other activities that were under the coordination of the Institute Unibanco in the first quarter of 2003 were:

• Alfabetização Solidária (Solidary Literacy Program): support was renewed for this program, whose objective is to fight illiteracy; it teaches both younger and older people and also tries to instill citizenship in them; it also focuses on helping those who are beyond the reach of the educational and cultural process to develop autonomy.

• Maré do Saber (Knowledge Tide) Project: an association between Instituto Unibanco, Fundação Roberto Marinho and Viva Rio (Long-live Rio), whose objective is to reintegrate young people aged 16 to 29 into school, by offering elementary schooling equivalency courses and courses with other contents, ranging from various competencies and skills to job market training. Through this initiative, Instituto Unibanco hopes it can help reduce social exclusion and arrest the surge of violence.

• Junior Achievement: this is an organization that fosters the integration of the corporate world and society at large through schools. Unibanco has partnered this organization since 1987, by providing it with financial support every year and maintaining representatives on the organization’s board of trustees and executive board, besides encouraging the bank’s professionals to do volunteer work for the program.

7002 - BALANCE SHEET

CODE	DESCRIPTION	March 31, 2003

10.0.0.00.00.00	TOTAL ASSETS	62,245,700.43
10.1.0.00.00.00	CURRENT ASSETS	39,530,757.19
10.1.1.00.00.00	CASH AND DUE FROM BANKS	633,261.61
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	10,112,264.21
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	6,285,994.09
10.1.2.22.00.00	Interbank Deposits	3,826,270.12
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	6,527,825.72
10.1.3.10.00.00	Own Portfolio	3,912,272.57
10.1.3.20.00.00	Subject to Repurchase Commitments	478,072.54
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,238,068.47
10.1.3.40.00.00	Pledged under Guarantees Rendered	778,905.93
10.1.3.85.00.00	Derivative Financial Instruments	120,506.21
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,647,320.96
10.1.4.10.00.00	Payments and Receipts Pending Settlement	821,255.32
10.1.4.20.00.00	Compulsory Deposits	3,817,628.19
10.1.4.20.10.00	Brazilian Central Bank	3,813,366.45
10.1.4.20.40.00	National Housing System - SFH	4,261.74
10.1.4.70.00.00	Interbank Onlendings	7,317.87
10.1.4.80.00.00	Correspondent Banks	1,119.58
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	2,445.80
10.1.5.10.00.00	Third-party Funds in Transit	84.05
10.1.5.20.00.00	Internal Transfers of Funds	2,361.75
10.1.6.00.00.00	LENDING OPERATIONS	11,693,779.47
10.1.6.10.00.00	Lending Operations	12,471,134.33
10.1.6.10.10.00	Public Sector	53,675.86
10.1.6.10.20.00	Private Sector	12,417,458.47
10.1.6.90.00.00	Allowance for Lending Losses	(777,354.86)
10.1.7.00.00.00	LEASING OPERATIONS	-
10.1.7.10.00.00	Leasing Operations	0.28
10.1.7.10.20.00	Private Sector	0.28
10.1.7.90.00.00	Allowance for Leasing Losses	(0.28)
10.1.8.00.00.00	OTHER CREDITS	5,763,087.00
10.1.8.20.00.00	Foreign Exchange Portfolio	4,842,501.82
10.1.8.30.00.00	Income Receivable	136,441.54
10.1.8.40.00.00	Negotiation and Intermediation of Securities	41,811.47
10.1.8.70.00.00	Sundry	769,693.87
10.1.8.90.00.00	Allowance for Other Credits Losses	(27,361.70)
10.1.9.00.00.00	OTHER ASSETS	150,772.42
10.1.9.40.00.00	Other Assets	79,934.51
10.1.9.70.00.00	Allowance for Other Assets Losses	(35,197.88)
10.1.9.90.00.00	Prepaid Expenses	106,035.79

CODE	DESCRIPTION	March 31, 2003

10.2.0.00.00.00	LONG-TERM ASSETS	16,545,502.68
10.2.2.00.00.00	INTERBANK INVESTMENTS	365,329.99
10.2.2.22.00.00	Interbank Deposits	365,329.99
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	7,604,036.16
10.2.3.10.00.00	Own Portfolio	4,345,556.56
10.2.3.20.00.00	Subject to Repurchase Commitments	739,173.31
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,973,781.44
10.2.3.40.00.00	Pledged under Guarantees Rendered	350,159.56
10.2.3.85.00.00	Derivative Financial Instruments	195,365.29
10.2.4.00.00.00	INTERBANK ACCOUNTS	65,089.55
10.2.4.20.00.00	Compulsory Deposits	65,089.55
10.2.4.20.40.00	National Housing System - SFH	65,089.55
10.2.4.70.00.00	Interbank Onlendings
10.2.6.00.00.00	LENDING OPERATIONS	6,130,544.15
10.2.6.10.00.00	Lending Operations	6,378,714.67
10.2.6.10.10.00	Public Sector	296,365.96
10.2.6.10.20.00	Private Sector	6,082,348.71
10.2.6.90.00.00	Allowance for Lending Losses	(248,170.52)
10.2.8.00.00.00	OTHER CREDITS	2,360,713.58
10.2.8.10.00.00	Receivables on Guarantees Honored	1,753.48
10.2.8.30.00.00	Income Receivable	3,437.00
10.2.8.70.00.00	Sundry	2,357,628.79
10.2.8.90.00.00	Allowance for Other Credits Losses	(2,105.69)
10.2.9.00.00.00	OTHER ASSETS	19,789.25
10.2.9.90.00.00	Prepaid Expenses	19,789.25
10.3.0.00.00.00	PERMANENT ASSETS	6,169,440.56
10.3.1.00.00.00	INVESTMENTS	5,345,907.69
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,318,964.04
10.3.1.20.10.00	Local	3,823,498.07
10.3.1.20.20.00	Foreign	1,495,465.97
10.3.1.50.00.00	Other Investments	53,202.94
10.3.1.90.00.00	Allowance for Losses	(26,259.29)
10.3.2.00.00.00	FIXED ASSETS	390,624.35
10.3.2.30.00.00	Land and buildings in use	141,697.06
10.3.2.40.00.00	Other Fixed Assets	714,254.79
10.3.2.90.00.00	Accumulated Depreciation	(465,327.50)
10.3.4.00.00.00	DEFERRED CHARGES	432,908.52
10.3.4.10.00.00	Organization and Expansion Costs	757,058.44
10.3.4.90.00.00	Accumulated Amortization	(324,149.92)

CODE	DESCRIPTION	March 31, 2003

40.0.0.00.00.00	TOTAL LIABILITIES	62,245,700.43
40.1.0.00.00.00	CURRENT LIABILITIES	36,945,645.04
40.1.1.00.00.00	DEPOSITS	14,092,370.27
40.1.1.10.00.00	Demand Deposits	2,712,652.38
40.1.1.20.00.00	Savings Deposits	5,210,160.63
40.1.1.30.00.00	Interbank Deposits	588,221.15
40.1.1.40.00.00	Time Deposits	5,581,336.11
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,837,508.82
40.1.2.10.00.00	Own Portfolio	1,154,428.54
40.1.2.20.00.00	Third Parties Portfolio	4,683,080.28
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	4,499,362.60
40.1.3.30.00.00	Mortgage Notes	685,651.18
40.1.3.50.00.00	Securities Abroad	3,813,711.42
40.1.4.00.00.00	INTERBANK ACCOUNTS	722,596.25
40.1.4.10.00.00	Receipts and Payments Pending Settlement	681,037.77
40.1.4.40.00.00	Correspondent Banks	41,558.48
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	403,922.81
40.1.5.10.00.00	Third-Party Funds in Transit	388,767.94
40.1.5.20.00.00	Internal Transfer of Funds	15,154.87
40.1.6.00.00.00	BORROWINGS	4,262,502.87
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	555.19
40.1.6.30.00.00	Foreign Borrowings	4,261,947.68
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,518,320.05
40.1.7.30.00.00	BNDES (National Economic Development Bank)	714,954.79
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	792,702.99
40.1.7.90.00.00	Other Institutions	10,662.27
40.1.8.00.00.00	FOREIGN ONLENDINGS	21,282.04
40.1.8.10.00.02	Foreign Onlendings	21,282.04
40.1.9.00.00.00	OTHER LIABILITIES	5,587,779.33
40.1.9.10.00.00	Collection of Taxes and Social Contributions	195,491.68
40.1.9.20.00.00	Foreign Exchange Portfolio	3,606,468.12
40.1.9.30.00.00	Social and Statutory	157,634.79
40.1.9.40.00.00	Taxes and Social Security	153,119.84
40.1.9.50.00.00	Negotiation and Intermediation of Securities	8,737.55
40.1.9.85.00.00	Subordinated Debit	25,955.40
40.1.9.87.00.00	Derivative Financial Instruments	263,371.10
40.1.9.90.00.00	Sundry	1,177,000.85

CODE	DESCRIPTION	March 31, 2003

40.2.0.00.00.00	LONG-TERM LIABILITIES	18,571,545.12
40.2.1.00.00.00	DEPOSITS	10,852,201.26
40.2.1.40.00.00	Time Deposits	10,852,201.26
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	153,605.81
40.2.3.30.00.00	Mortgage Notes	27,076.04
40.2.3.50.00.00	Securities Abroad	126,529.77
40.2.6.00.00.00	BORROWINGS	865,785.87
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	731.77
40.2.6.30.00.00	Foreign Borrowings	865,054.10
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,262,739.86
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,252,675.58
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	934,253.60
40.2.7.90.00.00	Other Institutions	75,810.68
40.2.8.00.00.00	FOREIGN ONLENDINGS	212,305.75
40.2.8.10.00.02	Foreign Onlendings	212,305.75
40.2.9.00.00.00	OTHER LIABILITIES	3,224,906.57
40.2.9.40.00.00	Taxes and Social Security	199,501.82
40.2.9.85.00.00	Subordinated Debt	894,551.44
40.2.9.87.00.00	Derivative Financial Instruments	261,866.15
40.2.9.90.00.00	Sundry	1,868,987.16
40.5.0.00.00.00	DEFERRED INCOME	11,886.65
40.5.1.00.00.00	Deferred Income	11,886.65
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	6,716,623.62
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,614,339.08
40.6.1.20.00.00	Foreign Residents	1,076,262.73
40.6.4.00.00.00	Capital Reserves	158,059.36
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,091.89
40.6.6.00.00.00	Revenue Reserves	3,057,407.46
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(179,012.56)
40.6.8.00.00.00	Retained earnings	99,845.73
40.6.9.00.00.00	Treasury Stocks	(115,370.07)

7003 - STATEMENT OF INCOME

CODE	DESCRIPTION	From January 1, 2003 to March 31, 2003	From January 1, 2003 to March 31, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,202,657.22	2,202,657.22
10.1.1.10.10.11	Lending Operations	1,097,530.09	1,097,530.09
10.1.1.10.10.13	Leasing Operations	0.01	0.01
10.1.1.10.10.15	Marketable Securities	901,027.04	901,027.04
10.1.1.10.10.16	Derivative Financial Instruments	(9,954.99)	(9,954.99)
10.1.1.10.10.17	Foreign Exchange Transactions	64,561.32	64,561.32
10.1.1.10.10.19	Compulsory Deposits	149,493.75	149,493.75
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,597,413.70)	(1,597,413.70)
10.1.1.10.20.12	Deposits and Securities Sold	(1,362,810.94)	(1,362,810.94)
10.1.1.10.20.14	Borrowings and Onlendings	(128,328.70)	(128,328.70)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(106,274.06)	(106,274.06)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	605,243.52	605,243.52
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(272,438.59)	(272,438.59)
10.1.1.20.21.00	Services Rendered	322,718.01	322,718.01
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(284,371.21)	(284,371.21)
10.1.1.20.24.00	Other Administrative Expenses	(373,133.22)	(373,133.22)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(63,580.79)	(63,580.79)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	192,595.68	192,595.68
10.1.1.20.25.00	Other Operating Income	86,971.02	86,971.02
10.1.1.20.32.00	Other Operating Expenses	(153,638.08)	(153,638.08)
10.1.1.00.00.00	OPERATING INCOME	332,804.93	332,804.93
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	668.38	668.38
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	333,473.31	333,473.31
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(78,174.92)	(78,174.92)
10.2.1.00.00.00	Provision for Income Tax	(42,627.16)	(42,627.16)
10.2.3.00.00.00	Deferred Tax Asset	(35,547.76)	(35,547.76)
10.3.0.00.00.00	PROFIT SHARING	(36,977.10)	(36,977.10)
10.0.0.00.00.00	NET INCOME	218,321.29	218,321.29
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000001582513408	0.000001582513408

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

							UNREALIZED
							GAINS AND
							LOSSES –
							MARKETABLE
							SECURITIES
							AND
				REVALUATION	REVENUES RESERVES		DERIVATIVE
			CAPITAL	RESERVE ON			FINANCIAL	RETAINED	TREASURY
CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL
00.0.1.01.00.00	AT DECEMBER 31, 2002	3,690,601.81	158,059.36	1,550.62	274,332.00	2,783,075.46	(259,699.92)	–	(88,949.26)	6,558,970.07
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	–	–	–	–	–	–	1,838.85	–	1,838.85
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS – MARKETABLE SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS	–	–	–	–	–	80,687.36	–	–	80,687.36
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	. ACQUISITION / CANCELLATION OF OWN SHARES	–	–	–	–	–	–	–	(26,420.81)	(26,420.81)
00.0.1.13.00.00	. REVERSION / REALIZATION OF REVALUATION RESERVE	–	–	–	–	–	–	(314.41)	–	(314.41)
00.0.1.15.00.00	. REVALUATION RESERVE IN SUBSIARIES/ASSOCIATED COMPANIES	–	–	3,541.27	–	–	–	–	–	3,541.27
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	–	–	–	–	–	–	218,321.29	–	218,321.29
00.01.19.00.00	DESTINATIONS:
00.0.1.23.00.00	. INTEREST ON OWN CAPITAL	–	–	–	–	–	–	(120,000.00)	–	(120,000.00)
00.0.1.00.00.00	AT MARCH 31, 2003	3,690,601.81	158,059.36	5,091.89	274,332.00	2,783,075.46	(179,012.56)	99,845.73	(115,370.07)	6,716,623.62
00.0.2.00.00.00	CHANGES IN THE PERIOD	–	–	3,541.27	–	–	80,687.36	99,845.73	(26,420.81)	157,653.55

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From January 1, 2003 to March 31,2003

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	11,380,254.15
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	171,109.93
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(1,928.00)
10.5.0.00.00.00	THIRD PARTY FUNDS	11,211,072.22
10.5.1.00.00.00	Increase in Liabilities	3,302,216.38
10.5.1.05.00.00	Mortgage Notes	80,180.74
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	683,619.78
10.5.1.09.00.00	Other Liabilities	2,538,415.86
10.5.2.00.00.00	Decrease in Assets	7,793,568.38
10.5.2.01.00.00	Interbank and Interdepartmental Accounts	7,181,706.70
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	64,328.23
10.5.2.04.00.00	Lending Operations	547,433.29
10.5.2.05.00.00	Leasing Operations	100.16
10.5.3.00.00.00	Sale of Assets and Investments	11,369.46
10.5.3.02.00.00	Foreclosed Assets	10,966.00
10.5.3.03.00.00	Fixed Assets	126.00
10.5.3.05.00.00	Investments	277.46
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary Companies	103,918.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	11,620,575.32
20.1.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED/DISTRIBUTED	120,000.00
20.3.0.00.00.00	ACQUISITION/CANCELATION OF OWN STOCKS	26,420.81
20.4.0.00.00.00	INVESTMENTS IN	43,298.26
20.4.1.00.00.00	Subsidiary and Associated Companies	17,646.82
20.4.2.00.00.00	Foreclosed Assets	15,427.00
20.4.3.00.00.00	Fixed Assets	10,224.44
20.5.0.00.00.00	DEFERRED CHARGES	28,415.90
20.6.0.00.00.00	INCREASE IN ASSETS	1,900,819.08
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	742,459.92
20.6.6.00.00.00	Other credits	1,156,687.75
20.6.7.00.00.00	Other assets	1,671.41
20.7.0.00.00.00	DECREASE IN LIABILITIES	9,501,621.27
20.7.1.00.00.00	Deposits	1,025,336.56
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	7,886,398.57
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	589,886.14
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(240,321.17)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	873,582.78
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	633,261.61
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(240,321.17)

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	March 31, 2003

10.0.0.00.00.00	TOTAL ASSETS	70,014,440.49
10.1.0.00.00.00	CURRENT ASSETS	47,351,989.86
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,122,014.54
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	8,289,534.05
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	6,122,344.92
10.1.2.22.00.00	Interbank Deposits	2,167,189.11
10.1.2.26.00.00	Savings Deposits	0.02
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	10,194,003.48
10.1.3.10.00.00	Own Portfolio	7,189,428.05
10.1.3.20.00.00	Subject to Repurchase Commitments	691,804.12
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,274,322.96
10.1.3.80.00.00	Certificates of Privatization	0.29
10.1.3.40.00.00	Pledged under Guarantees Rendered	900,198.27
10.1.3.85.00.00	Derivative Financial Instruments	138,249.79
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,793,124.51
10.1.4.10.00.00	Payments and Receipts Pending Settlement	850,277.93
10.1.4.20.00.00	Compulsory Deposits	3,927,874.04
10.1.4.20.10.00	Brazilian Central Bank	3,923,612.30
10.1.4.20.40.00	National Housing System - SFH	4,261.74
10.1.4.70.00.00	Interbank Onlendings	7,317.87
10.1.4.80.00.00	Correspondent Banks	7,654.67
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	9,643.51
10.1.5.10.00.00	Third-party Funds in Transit	164.29
10.1.5.20.00.00	Internal Transfers of Funds	9,479.22
10.1.6.00.00.00	LENDING OPERATIONS	14,665,497.36
10.1.6.10.00.00	Lending Operations	15,804,383.33
10.1.6.10.10.00	Public Sector	53,675.86
10.1.6.10.20.00	Private Sector	15,750,707.47
10.1.6.90.00.00	Allowance for Lending Losses	(1,138,885.97)
10.1.7.00.00.00	LEASING OPERATIONS	275,743.21
10.1.7.10.00.00	Leasing Operations	554,939.70
10.1.7.10.20.00	Private Sector	554,939.70
10.1.7.80.00.00	Unearned Leasing Income	(266,028.52)
10.1.7.90.00.00	Allowance for Leasing Losses	(13,167.97)
10.1.8.00.00.00	OTHER CREDITS	7,638,578.31
10.1.8.20.00.00	Foreign Exchange Portfolio	4,842,501.82
10.1.8.30.00.00	Income Receivable	103,206.03
10.1.8.40.00.00	Negotiation and Intermediation of Securities	392,851.34
10.1.8.70.00.00	Sundry	2,330,505.50
10.1.8.90.00.00	Allowance for Other Credits Losses	(30,486.38)
10.1.9.00.00.00	OTHER ASSETS	363,850.89
10.1.9.40.00.00	Other Assets	205,390.10
10.1.9.70.00.00	Allowance for Other Assets Losses	(72,307.04)
10.1.9.90.00.00	Prepaid Expenses	230,767.83

CODE	DESCRIPTION	March 31, 2003

10.2.0.00.00.00	LONG-TERM ASSETS	19,304,524.41
10.2.2.00.00.00	INTERBANK INVESTMENTS	16,188.46
10.2.2.22.00.00	Interbank Deposits	16,188.46
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	8,339,984.41
10.2.3.10.00.00	Own Portfolio	4,484,171.85
10.2.3.20.00.00	Subject to Repurchase Commitments	883,969.69
10.2.3.70.00.00	Pledged with Brazilian Central Bank	2,081,639.82
10.2.3.40.00.00	Pledged under Guarantees Rendered	664,575.43
10.2.3.85.00.00	Derivative Financial Instruments	225,627.62
10.2.4.00.00.00	INTERBANK ACCOUNTS	65,089.55
10.2.4.20.00.00	Compulsory Deposits	65,089.55
10.2.4.20.40.00	National Housing System - SFH	65,089.55
10.2.6.00.00.00	LENDING OPERATIONS	6,525,350.56
10.2.6.10.00.00	Lending Operations	6,783,958.47
10.2.6.10.10.00	Public Sector	296,365.96
10.2.6.10.20.00	Private Sector	6,487,592.51
10.2.6.90.00.00	Allowance for Lending Losses	(258,607.91)
10.2.7.00.00.00	LEASING OPERATIONS	187,407.35
10.2.7.10.00.00	Leasing Operations	422,695.67
10.2.7.10.20.00	Private Sector	422,695.67
10.2.7.80.00.00	Unearned Leasing Income	(224,566.14)
10.2.7.90.00.00	Allowance for Leasing Losses	(10,722.18)
10.2.8.00.00.00	OTHER CREDITS	4,129,624.82
10.2.8.10.00.00	Receivables on Guarantees Honored	1,753.48
10.2.8.30.00.00	Income Receivable	3,474.72
10.2.8.70.00.00	Sundry	4,130,942.70
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,546.08)
10.2.9.00.00.00	OTHER ASSETS	40,879.26
10.2.9.90.00.00	Prepaid Expenses	40,879.26
10.3.0.00.00.00	PERMANENT ASSETS	3,357,926.22
10.3.1.00.00.00	INVESTMENTS	1,646,879.69
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,498,961.70
10.3.1.20.10.00	Local	1,430,169.24
10.3.1.20.20.00	Foreign	68,792.46
10.3.1.50.00.00	Other Investments	215,264.22
10.3.1.90.00.00	Allowance for Losses	(67,346.23)
10.3.2.00.00.00	FIXED ASSETS	1,027,670.08
10.3.2.30.00.00	Land and buildings in use	662,233.15
10.3.2.40.00.00	Other Fixed Assets	1,205,094.01
10.3.2.90.00.00	Accumulated Depreciation	(839,657.08)
10.3.4.00.00.00	DEFERRED CHARGES	683,376.45
10.3.4.10.00.00	Organization and Expansion Costs	1,201,842.41
10.3.4.90.00.00	Accumulated Amortization	(518,465.96)

CODE	DESCRIPTION	March 31, 2003

40.0.0.00.00.00	TOTAL LIABILITIES	70,014,440.49
40.1.0.00.00.00	CURRENT LIABILITIES	40,852,688.33
40.1.1.00.00.00	DEPOSITS	15,047,042.92
40.1.1.10.00.00	Demand Deposits	2,561,021.93
40.1.1.20.00.00	Savings Deposits	5,522,119.60
40.1.1.30.00.00	Interbank Deposits	130,445.08
40.1.1.40.00.00	Time Deposits	6,833,456.31
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,880,533.00
40.1.2.10.00.00	Own Portfolio	1,315,135.94
40.1.2.20.00.00	Third Parties Portfolio	4,565,397.06
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	4,229,692.62
40.1.3.30.00.00	Mortgage Notes	701,010.82
40.1.3.50.00.00	Securities Abroad	3,528,681.80
40.1.4.00.00.00	INTERBANK ACCOUNTS	745,865.20
40.1.4.10.00.00	Receipts and Payments Pending Settlement	724,233.72
40.1.4.40.00.00	Correspondent Banks	21,631.48
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	411,540.04
40.1.5.10.00.00	Third-Party Funds in Transit	389,052.75
40.1.5.20.00.00	Internal Transfer of Funds	22,487.29
40.1.6.00.00.00	BORROWINGS	4,374,077.50
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	555.19
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	220,346.57
40.1.6.30.00.00	Foreign Borrowings	4,153,175.74
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,689,330.62
40.1.7.30.00.00	BNDES (National Economic Development Bank)	714,954.79
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	963,713.56
40.1.7.90.00.00	Other Institutions	10,662.27
40.1.8.00.00.00	FOREIGN ONLENDINGS	21,282.04
40.1.8.10.00.00	Foreign Onlendings	21,282.04
40.1.9.00.00.00	OTHER LIABILITIES	8,453,324.39
40.1.9.10.00.00	Collection of Taxes and Social Contributions	196,461.02
40.1.9.20.00.00	Foreign Exchange Portfolio	3,606,468.12
40.1.9.30.00.00	Social and Statutory	271,908.04
40.1.9.40.00.00	Taxes and Social Security	407,579.84
40.1.9.50.00.00	Negotiation and Intermediation of Securities	448,934.58
40.1.9.85.00.00	Subordinated Debt	25,812.15
40.1.9.87.00.00	Derivative Financial Instruments	150,362.44
40.1.9.90.00.00	Sundry	3,345,798.20

CODE	DESCRIPTION	March 31, 2003

40.2.0.00.00.00	LONG-TERM LIABILITIES	21,643,462.75
40.2.1.00.00.00	DEPOSITS	10,128,919.70
40.2.1.30.00.00	Interbank Deposits	10,838.72
40.2.1.40.00.00	Time Deposits	10,118,080.98
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	504,203.54
40.2.3.30.00.00	Mortgage Notes	27,076.04
40.2.3.50.00.00	Securities Abroad	477,127.50
40.2.6.00.00.00	BORROWINGS	869,982.20
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	731.77
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	47.00
40.2.6.30.00.00	Foreign Borrowings	869,203.43
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,477,246.80
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,252,675.58
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,148,760.54
40.2.7.90.00.00	Other Institutions	75,810.68
40.2.8.00.00.00	FOREIGN ONLENDINGS	212,305.75
40.1.8.10.00.00	Foreign Onlendings	212,305.75
40.2.9.00.00.00	OTHER LIABILITIES	6,450,804.76
40.2.9.40.00.00	Taxes and Social Security	781,397.21
40.2.9.85.00.00	Subordinated Debt	890,906.62
40.2.9.87.00.00	Derivative Financial Instruments	206,409.36
40.2.9.90.00.00	Sundry	4,572,091.57
40.5.0.00.00.00	DEFERRED INCOME	65,201.28
40.5.1.00.00.00	Deferred Income	65,201.28
40.9.0.00.00.00	MINORITY INTEREST	736,464.51
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	6,716,623.62
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,614,339.08
40.6.1.20.00.00	Foreign Residents	1,076,262.73
40.6.4.00.00.00	Capital Reserves	158,059.36
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,091.89
40.6.6.00.00.00	Revenue Reserves	3,057,407.46
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(179,012.56)
40.6.8.00.00.00	Retained Earnings (+/-)	99,845.73
40.6.9.00.00.00	Treasury Stocks	(115,370.07)

7007 - CONSOLIDATED STATEMENT OF INCOME

CODE	DESCRIPTION	From January 1, 2003 to March 31, 2003	From January 1, 2003 to March 31, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,908,106.44	2,908,106.44
10.1.1.10.10.11	Lending Operations	1,770,150.89	1,770,150.89
10.1.1.10.10.13	Leasing Operations	22,648.03	22,648.03
10.1.1.10.10.15	Marketable Securities	979,008.63	979,008.63
10.1.1.10.10.16	Derivative Financial Instruments	(83,198.42)	(83,198.42)
10.1.1.10.10.17	Foreign Exchange Transactions	67,631.11	67,631.11
10.1.1.10.10.19	Compulsory Deposits	151,866.20	151,866.20
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,693,472.64)	(1,693,472.64)
10.1.1.10.20.12	Deposits and Securities Sold	(1,239,949.05)	(1,239,949.05)
10.1.1.10.20.14	Borrowings and Onlendings	(169,670.24)	(169,670.24)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(283,853.35)	(283,853.35)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	1,214,633.80	1,214,633.80
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(756,177.80)	(756,177.80)
10.1.1.20.21.00	Services Rendered	646,237.33	646,237.33
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(400,116.66)	(400,116.66)
10.1.1.20.24.00	Other Administrative Expenses	(662,004.45)	(662,004.45)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(157,397.62)	(157,397.62)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	1,974.54	1,974.54
10.1.1.20.25.00	Other Operating Income	820,583.77	820,583.77
10.1.1.20.32.00	Other Operating Expenses	(1,005,454.71)	(1,005,454.71)
10.1.1.00.00.00	OPERATING INCOME	458,456.00	458,456.00
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	9,539.58	9,539.58
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	467,995.58	467,995.58
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(148,307.26)	(148,307.26)
10.2.1.00.00.00	Provision for income tax	(74,095.45)	(74,095.45)
10.2.2.00.00.00	Provision for social contribution	(25,076.81)	(25,076.81)
10.2.3.00.00.00	Deferred tax asset	(49,135.00)	(49,135.00)
10.3.0.00.00.00	PROFIT SHARING	(55,631.96)	(55,631.96)
40.0.0.00.00.00	MINORITY INTEREST	(45,735.07)	(45,735.07)
10.0.0.00.00.00	NET INCOME	264,056.36	264,056.36
30.0.0.00.00.00	NET INCOME PER SHARE	0.000001582513408	0.000001582513408

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

							UNREALIZED
							GAINS AND
							LOSSES -
							MARKETABLE
							SECURITIES
							AND
				REVALUATION	REVENUES RESERVES		DERIVATIVE
			CAPITAL	RESERVE ON			FINANCIAL	RETAINED	TREASURY
CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL
00.0.1.01.00.00	AT DECEMBER 31, 2002	3,690,601.81	158,059.36	1,550.62	274,332.00	2,783,075.46	(259,699.92)	-	(88,949.26)	6,558,970.07
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	1,838.85	-	1,838.85
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS	-	-	-	-	-	80,687.36	-	-	80,687.36
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	. ACQUISITION / CANCELLATION OF OWN SHARES	-	-	-	-	-	-	-	(26,420.81)	(26,420.81)
00.0.1.13.00.00	. REVERSION / REALIZATION OF REVALUATION RESERVE	-	-	-	-	-	-	(314.41)	-	(314.41)
00.0.1.15.00.00	. REVALUATION RESERVE IN SUBSIARIES/ASSOCIATED COMPANIES	-	-	3,541.27	-	-	-	-	-	3,541.27
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	218,321.29	-	218,321.29
00.01.19.00.00	DESTINATIONS:
00.0.1.23.00.00	. INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(120,000.00)	-	(120,000.00)
00.0.1.00.00.00	AT MARCH 31, 2003	3,690,601.81	158,059.36	5,091.89	274,332.00	2,783,075.46	(179,012.56)	99,845.73	(115,370.07)	6,716,623.62
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	-	3,541.27	-	-	80,687.36	99,845.73	(26,420.81)	157,653.55

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From January 1, 2003 to March 31,2003
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	11,974,621.78
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	316,766.46
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	969.71
10.5.0.00.00.00	THIRD PARTY FUNDS	11,656,885.61
10.5.1.00.00.00	Increase in Liabilities	3,644,156.17
10.5.1.05.00.00	Mortgage Notes	79,311.62
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	667,859.67
10.5.1.09.00.00	Other Liabilities	2,896,984.88
10.5.2.00.00.00	Decrease in Assets	7,985,169.70
10.5.2.01.00.00	Interbank Investments	7,198,769.41
10.5.2.04.00.00	Lending Operations	741,339.44
10.5.2.05.00.00	Leasing Operations	39,391.84
10.5.2.07.00.00	Others Assets	5,669.01
10.5.3.00.00.00	Sale of Assets and Investments	21,559.74
10.5.3.01.00.00	Investments in Subsidiary Companies	3,168.74
10.5.3.02.00.00	Foreclosed Assets	16,227.00
10.5.3.03.00.00	Fixed Assets	1,818.00
10.5.3.05.00.00	Investments	346.00
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	6,000.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	11,931,094.82
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED / DISTRIBUTED	120,000.00
20.3.0.00.00.00	ACQUISITION/CANCELATION OF OWN STOCKS	26,420.81
20.4.0.00.00.00	INVESTMENTS IN	70,233.67
20.4.2.00.00.00	Foreclosed Assets	38,289.00
20.4.3.00.00.00	Fixed Assets	26,918.93
20.4.5.00.00.00	Investments	5,025.74
20.5.0.00.00.00	DEFERRED CHARGES	44,830.06
20.6.0.00.00.00	INCREASE IN ASSETS	2,512,552.58
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	75,960.05
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	784,340.97
20.6.6.00.00.00	Other Credits	1,652,251.56
20.7.0.00.00.00	DECREASE IN LIABILITIES	9,157,057.70
20.7.1.00.00.00	Deposits	812,054.55
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	7,925,532.68
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	419,470.47
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	43,526.96

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,078,487.58
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,122,014.54
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	43,526.96

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	March 31, 2003

10.0.0.00.00.00	TOTAL ASSETS	65,136,802.05
10.1.0.00.00.00	CURRENT ASSETS	42,442,464.39
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,006,324.71
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	8,517,124.08
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	6,122,344.92
10.1.2.22.00.00	Interbank Deposits	2,394,779.16
10.1.3.00.00.00	MARKETABLE SECURITIES	7,732,097.15
10.1.3.10.00.00	Own Portfolio	4,725,232.44
10.1.3.20.00.00	Subject to Repurchase Commitments	691,804.13
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,274,322.95
10.1.3.40.00.00	Pledged under guarantee rendered	898,573.28
10.1.3.85.00.00	Derivative Financial Instruments	142,164.35
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,787,688.83
10.1.4.10.00.00	Payments and Receipts Pending Settlement	848,378.53
10.1.4.20.00.00	Compulsory Deposits	3,927,807.09
10.1.4.20.10.00	Brazilian Central Bank	3,923,545.35
10.1.4.20.40.00	National Housing System - SFH	4,261.74
10.1.4.70.00.00	Interbank Onlendings	7,317.87
10.1.4.80.00.00	Correspondent Banks	4,185.34
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	2,553.08
10.1.5.10.00.00	Third-party Funds in Transit	164.29
10.1.5.20.00.00	Internal Transfers of Funds	2,388.79
10.1.6.00.00.00	LENDING OPERATIONS	13,278,368.30
10.1.6.10.00.00	Lending Operations	14,216,100.51
10.1.6.10.10.00	Public Sector	53,675.86
10.1.6.10.20.00	Private Sector	14,162,424.65
10.1.6.90.00.00	Allowance for Lending Losses	(937,732.21)
10.1.7.00.00.00	LEASING OPERATIONS	8,041.60
10.1.7.10.00.00	Leasing Operations	286,155.10
10.1.7.10.20.00	Private Sector	286,155.10
10.1.7.80.00.00	Unearned Leasing Income	(264,945.53)
10.1.7.90.00.00	Allowance for Leasing Losses	(13,167.97)
10.1.8.00.00.00	OTHER CREDITS	6,860,000.27
10.1.8.20.00.00	Foreign Exchange Portfolio	4,842,501.82
10.1.8.30.00.00	Income Receivable	144,843.66
10.1.8.40.00.00	Negotiation and Intermediation of Securities	392,851.33
10.1.8.70.00.00	Sundry	1,538,550.15
10.1.8.90.00.00	Allowance for Other Credits Losses	(58,746.69)
10.1.9.00.00.00	OTHER ASSETS	250,266.37
10.1.9.40.00.00	Other Assets	164,698.49
10.1.9.70.00.00	Allowance for Other Assets Losses	(61,767.03)
10.1.9.90.00.00	Prepaid Expenses	147,334.91

CODE	DESCRIPTION	March 31, 2003

10.2.0.00.00.00	LONG-TERM ASSETS	17,850,734.70
10.2.2.00.00.00	INTERBANK INVESTMENTS	16,188.46
10.2.2.22.00.00	Interbank Deposits	16,188.46
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	7,410,902.48
10.2.3.10.00.00	Own Portfolio	3,558,277.85
10.2.3.20.00.00	Subject to Repurchase Commitments	883,969.69
10.2.3.70.00.00	Pledged with Brazilian Central Bank	2,072,175.64
10.2.3.40.00.00	Pledged under Guarantees Rendered	664,575.43
10.2.3.85.00.00	Derivative Financial Instruments	231,903.87
10.2.4.00.00.00	INTERBANK ACCOUNTS	65,089.55
10.2.4.20.00.00	Compulsory Deposits	65,089.55
10.2.4.20.40.00	National Housing System - SFH	65,089.55
10.2.6.00.00.00	LENDING OPERATIONS	6,518,127.23
10.2.6.10.00.00	Lending Operations	6,776,528.10
10.2.6.10.10.00	Public Sector	296,365.96
10.2.6.10.20.00	Private Sector	6,480,162.14
10.2.6.90.00.00	Allowance for Lending Losses	(258,400.87)
10.2.7.00.00.00	LEASING OPERATIONS	(16,811.59)
10.2.7.10.00.00	Leasing Operations	217,487.40
10.2.7.10.20.00	Private Sector	217,487.40
10.2.7.80.00.00	Unearned Leasing Income	(223,576.81)
10.2.7.90.00.00	Allowance for Leasing Losses	(10,722.18)
10.2.8.00.00.00	OTHER CREDITS	3,816,359.31
10.2.8.10.00.00	Receivables on Guarantees Honored	1,753.48
10.2.8.30.00.00	Income Receivable	3,474.72
10.2.8.70.00.00	Sundry	3,817,884.23
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,753.12)
10.2.9.00.00.00	OTHER ASSETS	40,879.26
10.2.9.90.00.00	Prepaid Expenses	40,879.26
10.3.0.00.00.00	PERMANENT ASSETS	4,843,602.96
10.3.1.00.00.00	INVESTMENTS	2,701,450.56
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,591,908.58
10.3.1.20.10.00	Local Residents	1,499,179.88
10.3.1.20.20.00	Foreign residents	92,728.70
10.3.1.50.00.00	Other Investments	1,151,065.00
10.3.1.90.00.00	Allowance for Losses	(41,523.02)
10.3.2.00.00.00	FIXED ASSETS	431,788.83
10.3.2.30.00.00	Land and buildings in use	165,493.72
10.3.2.40.00.00	Other Fixed Assets	784,093.25
10.3.2.90.00.00	Accumulated Depreciation	(517,798.14)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,021,792.09
10.3.3.20.00.00	Leased Assets	1,793,828.64
10.3.3.90.00.00	Accumulated depreciation	(772,036.55)
10.3.4.00.00.00	DEFERRED CHARGES	688,571.48
10.3.4.10.00.00	Organization and Expansion Costs	1,117,109.64
10.3.4.90.00.00	Accumulated Amortization	(428,538.16)

CODE	DESCRIPTION	March 31, 2003

40.0.0.00.00.00	TOTAL LIABILITIES	65,136,802.05
40.1.0.00.00.00	CURRENT LIABILITIES	38,804,297.24
40.1.1.00.00.00	DEPOSITS	14,996,769.11
40.1.1.10.00.00	Demand Deposits	2,563,350.31
40.1.1.20.00.00	Savings Deposits	5,522,119.60
40.1.1.30.00.00	Interbank Deposits	130,444.70
40.1.1.40.00.00	Time Deposits	6,780,854.50
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,880,553.23
40.1.2.10.00.00	Own Portfolio	1,313,341.60
40.1.2.20.00.00	Third Parties Portfolio	4,567,211.63
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	4,213,688.58
40.1.3.30.00.00	Mortgage Notes	685,651.18
40.1.3.50.00.00	Securities Abroad	3,528,037.40
40.1.4.00.00.00	INTERBANK ACCOUNTS	798,751.06
40.1.4.10.00.00	Receipts and Payments Pending Settlement	718,877.99
40.1.4.30.00.00	Interbank Onlendings
40.1.4.40.00.00	Correspondent Banks	79,873.07
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	404,312.53
40.1.5.10.00.00	Third-Party Funds in Transit	389,052.74
40.1.5.20.00.00	Internal Transfer of Funds	15,259.79
40.1.6.00.00.00	BORROWINGS	4,130,129.53
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	555.19
40.1.6.30.00.00	Foreign Borrowings	4,129,574.34
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,689,330.63
40.1.7.10.00.00	National Treasury	2,512.59
40.1.7.30.00.00	BNDES (National Economic Development Bank)	714,954.79
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	8,149.68
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	963,713.57
40.1.8.00.00.00	FOREIGN ONLENDING	21,282.04
40.1.8.10.00.00	Foreign Onlending	21,282.04
40.1.9.00.00.00	OTHER LIABILITIES	6,669,480.53
40.1.9.10.00.00	Collection of Taxes and Social Contributions	196,359.73
40.1.9.20.00.00	Foreign Exchange Portfolio	3,606,468.12
40.1.9.30.00.00	Social and Statutory	166,758.85
40.1.9.40.00.00	Taxes and Social Security	235,763.72
40.1.9.50.00.00	Negotiation and Intermediation of Securities	447,302.63
40.1.9.85.00.00	Subordinated Debt	25,812.15
40.1.9.87.00.00	Derivative Financial Instruments	271,799.91
40.1.9.90.00.00	Sundry	1,719,215.42

CODE	DESCRIPTION	March 31, 2003

40.2.0.00.00.00	LONG-TERM LIABILITIES	19,502,633.18
40.2.1.00.00.00	DEPOSITS	10,575,477.04
40.2.1.30.00.00	Interbank Deposits	10,838.73
40.2.1.40.00.00	Time Deposits	10,564,638.31
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	481,740.18
40.2.3.30.00.00	Mortgage Notes	27,076.04
40.2.3.50.00.00	Securities Abroad	454,664.14
40.2.6.00.00.00	BORROWINGS	869,935.21
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	731.77
40.2.6.30.00.00	Foreign Borrowings	869,203.44
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,477,246.80
40.2.7.10.00.00	National Treasury	75,810.68
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,252,675.58
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,148,760.54
40.2.8.00.00.00	FOREIGN ONLENDINGS	212,305.75
40.2.8.10.00.00	Foreign Onlendings	212,305.75
40.2.9.00.00.00	OTHER LIABILITIES	3,885,928.20
40.2.9.40.00.00	Taxes and Social Security	532,085.80
40.2.9.85.00.00	Subordinated Debt	894,293.25
40.2.9.87.00.00	Derivative Financial Instruments	206,309.79
40.2.9.90.00.00	Sundry	2,253,239.36
40.5.0.00.00.00	DEFERRED INCOME	18,691.30
40.5.1.00.00.00	Deferred Income	18,691.30
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	6,811,180.33
40.6.1.00.00.00	Capital	3,788,287.32
40.6.1.10.00.00	Local Residents	2,772,968.32
40.6.1.20.00.00	Foreign Residents	1,015,319.00
40.6.4.00.00.00	Capital Reserves	158,332.58
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,092.11
40.6.6.00.00.00	Revenue Reserves	3,062,718.91
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(186,761.29)
40.6.8.00.00.00	Retained earnings	99,006.32
40.6.9.00.00.00	Treasury Stock	(115,495.62)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From January 1, 2003	From January 1, 2003
CODE	DESCRIPTION	to March 31, 2003	to March 31, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,570,601.97	2,570,601.97
10.1.1.10.10.11	Lending Operations	1,595,843.06	1,595,843.06
10.1.1.10.10.13	Leasing Operations	22,648.03	22,648.03
10.1.1.10.10.15	Marketable Securities	751,890.73	751,890.73
10.1.1.10.10.16	Derivative Financial Instruments	(17,431.82)	(17,431.82)
10.1.1.10.10.17	Foreign Exchange Transactions	67,631.10	67,631.10
10.1.1.10.10.19	Compulsory Deposits	150,020.87	150,020.87
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,705,669.66)	(1,705,669.66)
10.1.1.10.20.12	Deposits and Securities Sold	(1,307,743.38)	(1,307,743.38)
10.1.1.10.20.14	Borrowings and Onlendings	(158,147.24)	(158,147.24)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(239,779.04)	(239,779.04)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	864,932.31	864,932.31
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(513,699.20)	(513,699.20)
10.1.1.20.21.00	Services Rendered	429,309.70	429,309.70
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(311,487.70)	(311,487.70)
10.1.1.20.24.00	Other Administrative Expenses	(518,175.28)	(518,175.28)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(95,706.80)	(95,706.80)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	(94,354.13)	(94,354.13)
10.1.1.20.25.00	Other Operating Income	248,342.40	248,342.40
10.1.1.20.32.00	Other Operating Expenses	(171,627.39)	(171,627.39)
10.1.1.00.00.00	OPERATING INCOME	351,233.11	351,233.11
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	3,173.00	3,173.00
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	354,406.11	354,406.11
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(87,791.84)	(87,791.84)
10.2.1.00.00.00	Provision for Income Tax	(47,183.94)	(47,183.94)
10.2.2.00.00.00	Provision for Social Contribution	(15,605.77)	(15,605.77)
10.2.3.00.00.00	Deferred Tax Asset	(25,002.13)	(25,002.13)
10.3.0.00.00.00	PROFIT SHARING	(44,519.70)	(44,519.70)
10.0.0.00.00.00	NET INCOME	222,094.57	222,094.57
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000001609864227	0.000001609864227

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From January 1,2003 to March 31,2003

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	11,878,919.62
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	467,474.50
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(2,096.55)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	74,741.51
10.3.3.00.00.00	Other	74,741.51
10.5.0.00.00.00	THIRD PARTY FUNDS	11,338,800.16
10.5.1.00.00.00	Increase in Liabilities	3,218,025.67
10.5.1.05.00.00	Mortgage Notes	80,180.74
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	678,304.39
10.5.1.09.00.00	Other Liabilities	2,459,540.54
10.5.2.00.00.00	Decrease in Assets	7,955,594.94
10.5.2.01.00.00	Interbank Investments	7,172,636.56
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	274,846.62
10.5.2.04.00.00	Lending Operations	508,111.76
10.5.3.00.00.00	Sale of Assets and Investments	145,949.46
10.5.3.02.00.00	Foreclosed Assets	26,631.27
10.5.3.03.00.00	Fixed Assets	1,554.95
10.5.3.04.00.00	Leased Fixed Assets	103,503.37
10.5.3.05.00.00	Investments	14,259.87
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	19,230.09
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	11,875,348.32
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED/DISTRIBUTED	120,000.00
20.3.0.00.00.00	ACQUISITION/CANCELATION OF OWN STOCKS	26,420.81
20.4.0.00.00.00	INVESTMENTS IN	191,275.65
20.4.1.00.00.00	Subsidiary and Associated Companies	99,961.26
20.4.2.00.00.00	Foreclosed Assets	16,449.34
20.4.3.00.00.00	Fixed Assets	11,818.79
20.4.4.00.00.00	Leased Fixed Assets	62,210.07
20.4.5.00.00.00	Investments	836.19
20.5.0.00.00.00	DEFERRED CHARGES	152,004.32
20.6.0.00.00.00	INCREASE IN ASSETS	2,250,405.10
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	763,322.99
20.6.5.00.00.00	Leasing Operations	2,775.16
20.6.6.00.00.00	Other Credits	1,472,656.50
20.6.7.00.00.00	Other assets	11,650.45
20.7.0.00.00.00	DECREASE IN LIABILITIES	9,135,242.44
20.7.1.00.00.00	Deposits	740,140.67
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	7,925,032.37
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental
	Agencies	470,069.40
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	3,571.30
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,002,753.41
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,006,324.71
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	3,571.30

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF		March 31, 2003

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	66,296,381.05
10.1.0.00.00-2	AVAILABLE FUNDS	1,122,012.67
10.1.1.00.00-5	CASH	540,751.66
10.1.2.00.00-8	BANK DEPOSITS	86,327.03
10.1.3.00.00-1	FREE RESERVES	1,025.76
10.1.4.00.00-4	INVESTMENTS IN GOLD	6,280.59
10.1.5.00.00-7	FOREIGN MONEY SUPPLY	487,627.63
10.1.5.10.00-4	Foreign Bank Deposits	471,013.63
10.1.5.20.00-1	Foreign Available Funds	16,614.00
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	8,305,720.33
10.2.1.00.00-4	SECURITIES PURCHASED UNDER RESALE AGREEMENTS	6,122,342.74
10.2.1.10.00-1	Resales to Liquidate - Own Portfolio	1,442,193.11
10.2.1.10.10-4	Federal Government Securities	1,442,193.11
10.2.1.20.00-8	Resales to Liquidate - Third Portfolio	4,680,149.63
10.2.2.00.00-7	INTERBANK DEPOSITS	2,154,126.18
10.2.2.10.00-4	Interbank Deposits	2,154,126.18
10.2.5.00.00-6	Saving Deposits	0.02
10.2.6.00.00-9	FOREIGN CURRENCY INVESTMENTS	29,251.39
10.2.6.10.00-6	Prior Notice and Fixed Time	29,251.39
10.3.0.00.00-0	MARKETABLE SECURITIES AND
	DERIVATIVE FINANCIAL INSTRUMENTS	18,533,980.17
10.3.1.00.00-3	MARKETABLE SECURITIES	11,673,592.27
10.3.1.10.00-0	Fixed Rate Securities	7,531,225.48
10.3.1.10.10-3	Federal Government Securities	4,587,811.37
10.3.1.10.30-9	Financial Institutions	243,445.34
10.3.1.10.90-7	Others	2,699,968.77
10.3.1.15.00-5	Mutual Funds	2,663,918.84
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve	1,915.95
10.3.1.17.40-5	Equity Funds	1,915.95
10.3.1.20.00-7	Floating Rate Securities - Others	224,382.39
10.3.1.20.10-0	Listed Companies	172,632.86
10.3.1.20.20-3	Non-listed Companies	25,689.77
10.3.1.20.40-9	Equity Funds	26,055.94
10.3.1.20.99-7	Other	3.82
10.3.1.85.00-4	Foreign Marketable Securities	1,252,149.61
10.3.1.85.10-7	Brazilian Sovereign Bonds	391,617.48
10.3.1.85.20-0	Securities of Foreign Governments	44,465.31
10.3.1.85.30-3	Brazilian State-Owned Companies	54,507.59
10.3.1.85.90-1	Others	761,559.23
10.3.2.00.00-6	SUBJECT TO COMMITMENTS	1,575,773.81
10.3.2.10.00-3	Subject to Repurchase Commitments	1,575,773.81
10.3.2.10.10-6	Federal Government Securities	1,339,321.62
10.3.2.10.90-0	Other	236,452.19
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	363,877.31
10.3.3.15.00-1	Derivative Financial Instruments - Swap	363,877.31
10.3.4.00.00-2	PLEDGED WITH BRAZILIAN CENTRAL BANK	3,355,962.78
10.3.4.10.00-9	Pledged with Brazilian Central Bank	3,355,962.78
10.3.5.00.00-5	CERTIFICATES OF PRIVATIZATION	0.29

CONEF		March 31, 2003

10.3.6.00.00-8	PLEDGED UNDER GUARANTEE RENDERED	1,564,773.71
10.3.6.10.00-5	Pledged under Guarantee Rendered	1,564,773.71
10.3.6.10.10-8	Federal Government Securities	1,564,773.71
10.4.0.00.00-9	INTERBANK ACCOUNTS	4,858,214.06
10.4.1.00.00-2	CHECK CLEARING	850,277.94
10.4.2.00.00-5	RESTRICTED DEPOSITS	3,992,963.58
10.4.2.10.00-2	Brazilian Central Bank	3,923,612.30
10.4.2.50.00-0	SFH - FAHBRE and FGTS Deposits to Reimburse	29,010.69
10.4.2.65.00-2	SFH - Salary Variations Compensation Fund	40,340.59
10.4.2.65.10-5	Novation Option	40,340.59
10.4.3.00.00-8	INTERBANK ONLENDINGS	7,317.87
10.4.3.90.00.1	Other debtors	7,317.87
10.4.4.00.00-1	CORRESPONDENT BANKS	7,654.67
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	2,553.08
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	20,157,182.04
10.6.1.00.00-0	LENDING OPERATIONS	20,165,952.03
10.6.1.10.00-7	Loans and Discounted Loans	11,151,809.47
10.6.1.20.00-4	Financing	8,815,926.50
10.6.1.30.00-1	Agricultural	754,957.33
10.6.1.40.00-8	Real Estate Loans	701,474.83
10.6.1.40.30-7	Habitational Loans	701,474.83
10.6.1.90.00-3	Allowance for Loan Losses	(1,258,216.10)
10.6.2.00.00-3	LEASING OPERATIONS	(8,769.99)
10.6.2.10.00-0	Leasing Operations	15,120.16
10.6.2.90.00-6	Allowance for Leasing Operations Losses	(23,890.15)
10.9.0.00.00-4	OTHER RECEIVABLES	13,316,718.70
10.9.1.00.00-7	GUARANTEES HONORED	1,753.48
10.9.2.00.00-0	FOREIGN EXCHANGE	4,842,501.81
10.9.2.06.00-4	Unsettled Exchange Purchases	3,740,379.58
10.9.2.06.10-7	Export and Interbank Contracts	2,697,350.85
10.9.2.06.30-3	Financial Contracts	400.44
10.9.2.06.32-7	Financial Contracts	685,930.86
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	356,697.43
10.9.2.07.00-3	(-) Contracts Advances in Foreign Currency	(43,579.90)
10.9.2.07.40-5	Interbank Contracts	(43,579.90)
10.9.2.13.00-4	Unsettled Exchange Purchases - Floating	389.19
10.9.2.13.50-9	Financial Contracts	389.19
10.9.2.25.00-9	Rights on Foreign Exchange Sold	1,685,176.94
10.9.2.25.10-2	Import and Financial Contracts	261,932.06
10.9.2.25.20-5	Interbank Contracts	975,906.03
10.9.2.25.22-9	Financial Contracts	86,565.80
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	360,773.05
10.9.2.26.00-8	(-) Contracts Advances in Local Currency	(600,525.55)
10.9.2.33.00-8	Rights on Foreign Exchange Sold - Floating Rates	8,608.33
10.9.2.33.10-1	Import and Financial Contracts	2,770.82
10.9.2.33.40-0	Interbank Contracts	5,837.51
10.9.2.34.00-7	(-) Contracts Advances in Local Currency - Floating Rates	(5,479.95)
10.9.2.34.10-0	(-) Import and Financial Contracts	(5,479.95)
10.9.2.45.00-3	Receivables in Foreign Currency	4,410.76
10.9.2.50.00-5	Income Receivable of Contracted Advances and Import Contracts	53,122.41

CONEF		March 31, 2003

10.9.3.00.00-3	INCOME RECEIVABLE	96,451.34
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	392,851.34
10.9.4.10.00-3	Cash – Register and Liquidation	22,553.54
10.9.4.30.00-7	Debts to Liquidate	351,650.71
10.9.4.40.00-4	Financial Assets and Commodities Transactions to Liquidate	17,133.06
10.9.4.53.00-8	Intermediation of Swap Operations	1,514.03
10.9.5.00.00-9	SPECIFIC CREDITS	1,281,236.48
10.9.5.30.00-0	Insurance Companies	625,872.51
10.9.5.30.10-3	Receivables of Insurance Operations	613,258.87
10.9.5.30.20-6	Notes and Credits Receivable	15,114.75
10.9.5.30.30-9	Provision for Credits Losses	(2,501.11)
10.9.5.45.00-2	Credit Card Companies	655,363.97
10.9.5.45.10-5	Notes and Credits Receivable	763,643.75
10.9.5.45.20-8	Provision for Credits Losses	(108,279.78)
10.9.7.00.00-5	OTHER	6,498,352.17
10.9.7.05.00-0	Accounts Receivable from Non-Financial Activities	12,107.36
10.9.7.10.00-2	Inventories	7,670.22
10.9.7.25.00-4	Foreclosed Assets	200,639.51
10.9.7.25.90-1	Other Assets	200,639.51
10.9.7.30.00-6	Provision for Losses	(75,193.28)
10.9.7.30.90-3	Other Assets	(75,193.28)
10.9.7.40.00-3	Deferred Tax and Social Contribution	2,664,689.43
10.9.7.40.10-6	Deferred Tax Circ 2746 - Report after Five Years	458,656.54
10.9.7.40.20-9	Deferred Tax Circ 2746 - Report up to Five Years	1,920,113.83
10.9.7.40.50-8	Deferred Tax	285,919.06
10.9.7.45.00-8	Prepaid Taxes	395,087.44
10.9.7.50.00-0	Tax Recovery	9,715.35
10.9.7.90.00-8	Foreign Debtors	24,628.04
10.9.7.95.00-3	Local Debtors	3,259,008.10
10.9.8.00.00-8	NONPERFORMING LOANS	(67,985.87)
10.9.8.90.00-1	Allowance for Loan Losses	(67,985.87)
10.9.9.00.00-1	PREPAID EXPENSES	271,557.95
20.0.0.00.00-6	PERMANENT ASSETS	4,409,175.04
20.1.0.00.00-5	INVESTMENTS	1,575,121.39
20.1.2.00.00-1	INVESTMENTS IN SUBSIDIARY COMPANIES	55,650.17
20.1.2.10.00-8	Investments in Subsidiary Companies	55,650.17
20.1.2.10.90-5	Other	55,650.17
20.1.3.00.00-4	FISCAL INCENTIVE INVESTMENTS	5,769.61
20.1.4.00.00-7	MEMBERSHIP CERTIFICATES	33,361.64
20.1.4.10.00-4	Membership Certificates	33,383.09
20.1.4.10.10-7	Securities Exchanges and CETIP	31,400.27
20.1.4.10.90-1	Other	1,982.82
20.1.4.99.00-1	Provision for Losses	(21.45)
20.1.5.00.00-0	STOCKS AND QUOTAS	38,774.33
20.1.5.10.00-7	Stocks and Quotas	41,955.09
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,356.78
20.1.5.10.20-3	Other	34,598.31
20.1.5.99.00-4	Provision for Losses	(3,180.76)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(2,951.54)

CONEF		March 31, 2003

20.1.9.00.00-2	OTHER INVESTMENTS	1,441,565.64
20.1.9.90.00-5	Other Investments	1,451,125.55
20.1.9.99.00-6	Provision for Losses	(9,559.91)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	1,025,667.60
20.2.1.00.00-7	STORAGED FURNITURE AND EQUIPMENT	1,356.04
20.2.2.00.00-0	PROPERTY AND EQUIPMENT IN PROCESS	3,348.99
20.2.3.00.00-3	LAND AND BUILDINGS	499,374.34
20.2.3.10.00-0	Land and Buildings	660,840.66
20.2.3.99.00-7	Accumulated Depreciation of Land and Buildings	(161,466.32)
20.2.4.00.00-6	FURNITURE AND EQUIPMENT	217,962.43
20.2.4.10.00-3	Furniture and Equipment	475,911.59
20.2.4.99.00-0	Accumulated Depreciation of Furniture and Equipment	(257,949.16)
20.2.8.00.00-8	OTHERS	303,625.80
20.2.8.90.00-1	Other Operating Assets	719,489.68
20.2.8.99.00-2	Accumulated Depreciation of Other Operating Assets	(415,863.88)
20.3.0.00.00-3	LEASED ASSETS	1,021,792.08
20.3.1.00.00-6	LEASED ASSETS	1,021,792.08
20.4.0.00.00-2	DEFERRED CHARGES	786,593.97
20.4.1.00.00-5	ORGANIZATION AND EXPANSION COSTS	1,349,302.98
20.4.1.10.00-2	Leased Losses to Amortize	67,066.74
20.4.1.90.00-8	Others Organization and Expansion Costs	1,282,236.24
20.4.9.00.00-9	ACCUMULATED AMORTIZATION	(562,709.01)
20.4.9.10.00-6	Leased Losses to Amortize	(31,881.07)
20.4.9.90.00-2	Other	(530,827.94)
30.0.0.00.00-9	OFF-BALANCE ITEMS	439,584,109.74
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	4,949,413.99
30.1.1.00.00-1	IMPORTED CREDITS OUTSTANDING	281,317.04
30.1.3.00.00-7	CONFIRMED EXPORTED CREDITS	5,417.64
30.1.4.00.00-0	GUARANTEES PROVIDED	4,647,742.62
30.1.4.10.00-7	Financial Institutions Authorized to Operate by Brazilian Central Bank	228,685.03
30.1.4.90.00-3	Other	4,419,057.59
30.1.5.00.00-3	CO-OBLIGATION FOR CREDIT ASSIGNMENT	14,936.69
30.3.0.00.00-6	MARKETABLE SECURITIES	13,278,343.04
30.3.1.00.00-9	SECURITIES REGISTERED ON SELIC	7,711,132.93
30.3.2.00.00-2	SECURITIES NON-REGISTERED ON SELIC	5,567,210.11
30.4.0.00.00-5	CUSTODY	105,319,170.57
30.4.4.00.00-7	SECURITIES IN GUARANTEE OF RURAL DEBTS RENEGOTIATION	3,166.82
30.4.9.00.00-2	OTHER	105,316,003.75
30.5.0.00.00-4	COLLECTION	7,551,442.86
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	34,941,975.00
30.6.1.00.00-6	EQUITY, FINANCIAL ASSETS AND COMMODITIES	33,299,882.70
30.6.3.00.00-2	GUARANTEES HONORED AND OTHER GUARANTEES ON	643,110.18
30.6.5.00.00-8	CREDIT RISK ON SWAP CONTRACTS	998,982.12
30.6.5.10.00-5	Credit Risk on Swap Contracts	290,121.18
30.6.5.20.00-2	Receivables Under Swap Contracts	454,868.02
30.6.5.30.00-9	Payables Under Swap Contracts	253,992.92
30.8.0.00.00-1	CONTRACTS	23,508,687.60
30.9.0.00.00-0	CONTROL	250,035,076.68
30.9.7.00.00-1	CAPITAL REQUIRED TO MARKET RISK COVERY	477,375.99
30.9.7.10.00-8	Interest Exchange Rate	440,273.05

CONEF		March 31, 2003

30.9.7.00.00-5	Interest Rate	37,102.94
30.9.8.00.00-4	Control	793,677.65
30.9.8.10.00-1	Total Exchange Exposure	690,522.31
30.9.8.90.00-7	Deferred Taxes from Depreciation Gains	103,155.34
30.9.9.00.00-7	OTHERS OFF-BALANCE ASSETS	248,764,023.04
39.9.9.99.99-4	TOTAL ASSETS	510,289,665.83
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	63,187,332.95
40.1.0.00.00-1	DEPOSITS	25,175,841.48
40.1.1.00.00-4	DEMAND DEPOSITS	2,558,577.31
40.1.2.00.00-7	SAVING DEPOSITS	5,522,119.60
40.1.3.00.00-0	INTERBANK DEPOSITS	141,162.66
40.1.5.00.00-6	TIME DEPOSITS	16,951,537.29
40.1.8.00.00-5	FOREIGN DEPOSITS	2,444.62
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	5,880,533.00
40.2.1.00.00-3	OWN PORTFOLIO	1,315,135.94
40.2.2.00.00-6	THIRD PARTIES PORTFOLIO	4,565,397.06
40.3.0.00.00-9	NOTES AND DEBENTURES	4,733,896.17
40.3.1.00.00-2	MORTGAGE NOTES	728,086.87
40.3.3.00.00-8	ACCOUNTS PAYABLE FOR SECURITIES ABROAD	4,005,809.30
40.4.0.00.00-8	INTERBANK ACCOUNTS	745,865.20
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	404,449.61
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	10,644,176.17
40.6.1.00.00-9	BORROWINGS	5,244,010.95
40.6.1.10.00-6	Local Borrowings	221,631.78
40.6.1.20.00-3	Foreign Borrowings	5,022,379.17
40.6.2.00.00-2	ONLENDINGS	5,400,165.22
40.6.2.10.00-9	Local Onlendings	5,166,577.43
40.6.2.20.00-6	Foreign Onlendings	233,587.79
40.7.0.00.00-5	DERIVATIVE FINANCIAL INSTRUMENTS	356,770.89
40.8.0.00.00-4	OTHER LIABILITIES	14,329,081.67
40.8.1.00.00-7	COLLECTION OF TAXES AND SOCIAL CONTRIBUTIONS	196,460.97
40.8.2.00.00-0	FOREIGN EXCHANGE PORTFOLIO	3,606,468.12
40.8.3.00.00-3	SOCIAL AND STATUTORY	271,891.10
40.8.3.10.00-0	Dividends Payable	245,096.07
40.8.3.15.00-5	Provision for Profit Sharing	24,856.84
40.8.3.30.00-4	Gratuity Payable	1,938.19
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	1,231,664.64
40.8.4.10.00-3	Income Tax and Social Contribution	55,603.83
40.8.4.15.00-8	Provision for Income Tax and Social Contribution	120,339.72
40.8.4.20.00-0	Taxes Payable	217,535.14
40.8.4.30.00-7	Provision For Deferred Tax	45,483.95
40.8.4.50.00-1	Provision For Tax Contingencies	792,702.00
40.8.5.00.00-9	NEGOTIATION AND INTERMEDIATION OF SECURITIES	448,934.58
40.8.7.00.00-5	SPECIFIC LIABILITIES	4,142,831.90
40.8.7.30.00-6	Insurance Companies	1,094,054.04
40.8.7.30.10-9	Non-Committed Technical Provisions	437,787.30
40.8.7.30.20-2	Committed Technical Provisions	368,903.25
40.8.7.30.30-5	Payable Related to Insurance	287,363.49
40.8.7.35.00-1	Private Retirement Companies	2,310,773.02
40.8.7.35.10-4	Non-Committed Technical Provisions	1,885,016.72

CONEF		March 31, 2003

40.8.7.35.20-7	Committed Technical Provisions	424,777.23
40.8.7.35.30-0	Retirement Debt Transactions	979.07
40.8.7.40.00-3	Capitalization Companies	237,197.20
40.8.7.40.10-6	Non-Committed Technical Provisions	175,561.62
40.8.7.40.20-9	Committed Technical Provisions	61,635.58
40.8.7.45.00- 8	Credit Card Companies	500,807.64
40.8.7.45.10-1	Payable to Merchants - Credit Cards	500,807.64
40.8.9.00.00-1	SUNDRY	4,430,830.36
40.8.9.05.00-6	Suppliers	7,861.73
40.8.9.08.00-3	Prepaid Residual Value	583,223.27
40.8.9.90.00-4	Other Liabilities	3,839,745.36
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	916,718.76
40.9.2.00.00-9	SUBORDINATED DEBT	896,634.90
40.9.2.10.00-6	Maturity More Than Five Years	896,634.90
40.9.3.00.00-2	OTHER SUBORDINATED DEBT	20,083.86
50.0.0.00.00-5	DEFERRED INCOME	65,201.28
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	7,334,522.13
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	7,334,522.13
60.1.1.00.00-0	CAPITAL	4,140,663.49
60.1.1.10.00-7	Capital	4,105,101.65
60.1.1.10.13-1	Common Shares - Local Residents	2,501,177.62
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	484,283.68
60.1.1.10.17-9	Other Preferred Shares - Local Residents	13.20
60.1.1.10.23-4	Common Shares - Foreign Residents	10,543.39
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,065,720.09
60.1.1.10.28-9	Quotas - Local Residents	43,363.67
60.1.1.20.00-4	Capital Increase	35,561.85
60.1.1.20.13-8	Common Shares - Local Residents	32,018.26
60.1.1.20.17-6	Other Preferred Shares - Local Residents	3,543.59
60.1.1.40.00-8	(-) Capital Decrease	(0.01)
60.1.3.00.00-6	CAPITAL RESERVES	241,607.30
60.1.4.00.00-9	REVALUATION RESERVES	4,499.87
60.1.5.00.00-2	REVENUE RESERVES	3,301,170.57
60.1.5.10.00-9	Legal Reserve	306,564.97
60.1.5.20.00-6	Statutory Reserve	2,994,603.99
60.1.5.50.00-7	Revenue Reserve to be Realized	0.10
60.1.5.80.00-8	Special Dividends Reserve	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES
	AND DERIVATIVE FINANCIAL INSTRUMENTS	(187,279.03)
60.1.8.00.00-1	RETAINED EARNINGS	(50,644.45)
60.1.9.00.00-4	TREASURY STOCK	(115,495.62)
70.0.0.00.00-1	REVENUES	8,359,111.47
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	7,340,133.87
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,003,922.98
70.2.1.00.00-2	INSURANCE COMPANIES	354,417.23
70.2.1.10.00-9	Insurance Premiums	324,719.19
70.2.1.30.00-3	Financial Revenues	29,698.04
70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	291,696.99
70.2.2.10.00-2	Private Retirement Premiums	291,696.99

CONEF		March 31, 2003

70.2.3.00.00-8	CAPITALIZATION COMPANIES	67,906.28
70.2.3.10.00-5	Capitalization Premiums	67,906.28
70.2.4.00.00-1	CREDIT CARD COMPANIES	259,831.59
70.2.4.10.00-8	Credit Card Revenues	259,831.59
70.2.9.00.00-6	OTHER ACTIVITIES	30,070.89
70.2.9.10.00-3	Sales Revenue of Goods and Services	30,070.89
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	14,509.89
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	544.73
70.4.4.00.00-9	Credit Card Activities	544.73
80.0.0.00.00-4	EXPENSES	(8,240,611.73)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(7,241,129.31)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(798,617.73)
80.2.1.00.00-5	INSURANCE COMPANIES	(295,401.17)
80.2.1.10.00-2	Insurance Claims	(206,157.12)
80.2.1.20.00-9	Selling and Other Insurance Expenses	(46,235.02)
80.2.1.30.00-6	Financial Expenses	(28,625.70)
80.2.1.90.00-8	Others	(14,383.33)
80.2.2.00.00-8	PRIVATE RETIREMENT COMPANIES	(409,786.57)
80.2.2.10.00-5	Private Retirement Plans Benefits Expenses	(300,804.50)
80.2.2.30.00-9	Financial Expenses	(108,457.91)
80.2.2.40.00-6	Administrative Expenses	(524.16)
80.2.3.00.00-1	CAPITALIZATION COMPANIES	(51,915.36)
80.2.3.10.00-8	Capitalization Premiums Redemption Expenses	(51,657.14)
80.2.3.20.00-5	Selling and Other Capitalization Expenses	(258.22)
80.2.4.00.00-4	CREDIT CARD COMPANIES	(30,006.03)
80.2.4.10.00-1	Credit card expenses	(1,866.09)
80.2.4.40.00-2	Administrative Expenses	(28,139.94)
80.2.9.00.00-9	OTHER ACTIVITIES	(11,508.60)
80.2.9.10.00-6	Sales Expenses of Goods and Services	(5,329.62)
80.2.9.20.00-3	Selling Expenses	(3,673.96)
80.2.9.30.00-0	Financial Expenses	(2,505.02)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(9,061.06)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	(129.40)
80.4.0.00.00-2	Credit Card Activities	(129.40)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(191,674.23)
80.9.4.00.00-7	INCOME TAX AND SOCIAL CONTRIBUTION	(147,886.02)
80.9.4.10.00-4	Income Tax	(109,571.76)
80.9.4.10.10-7	Financial Activities	(109,571.76)
80.9.4.30.00-8	Social Contribution	(38,314.26)
80.9.4.30.10-1	Financial Activities	(38,314.26)
80.9.7.00.00-6	PROFIT SHARING	(43,788.21)
80.9.7.10.00-3	Profit Sharing	(43,788.21)
80.9.7.10.10-6	Administrators	(4,537.88)
80.9.7.10.20-9	Employees	(39,250.33)
90.0.0.00.00-7	OFF-BALANCE ITEMS	439,584,109.73

99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	510,289,665.83

7014 - NOTES TO THE FINANCIAL STATEMENTS

1.   Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, besides the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives, principally, related to insurance, credit card operations, annuity products plans and private retirement plans.

2.   Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3.   Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the insurance, annuity products and retirement plans technical reserves;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;

  tax credits calculated on temporary differences between book value and tax amounts and on tax losses carry forward; and

  profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses, except for the marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

The Brazilian Central Bank has established new rules for the recording and valuation of marketable securities and derivative financial instruments, which effects are recognized as from quarter ended June 30, 2002.

Marketable securities

Marketable securities are classified into three categories, based on the intent to negotiate, and accounted for as follow:

  Trading securities – marketable securities acquired for trading purpose. They are stated at cost plus, accrued interest and adjusted to their fair values and unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – marketable securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The realized gains and losses are recognized based on the applicable trade date in a contra account in stockholders’ equity item.

  Securities held to maturity – marketable securities that there is intention and financial ability to retain them until the maturity. They are carried at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purpose.

  Transactions involving derivative financial instruments to meet customer needs or for own purpose that did not meet hedging accounting requirement established by the Central Bank, primary derivatives used to manage the global exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

  Derivative financial instruments designed for hedging or to modify characteristics of assets or liabilities and (i) highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-  Fair value hedge. The financial assets and liabilities and the related derivative financial instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

-  Cash flow hedge. The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The non-effective hedge portion, when applicable, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative financial instruments, as mentioned above in item (c) were recognized as “Unrealized gains and losses – marketable securities and derivative financial instruments and “Retained earnings”, so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4.  Marketable Securities

(a) Trading assets

	Unibanco		Unibanco Consolidated

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	2,152,878	2,218,034	3,723,695	3,778,768
Financial treasury bills	176,633	176,677	1,208,598	1,208,969
Treasury bills	366,587	366,291	473,740	473,442
Central bank notes	1,034,212	1,071,445	1,034,212	1,071,445
Treasury notes	575,446	603,621	1,007,145	1,024,912
Opened mutual funds (1)	-	-	1,447,181	1,447,181
Other	-	-	256,254	256,254
Total	2,152,878	2,218,034	5,427,130	5,482,203

____________________
(1) Opened mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities were classified as current assets, independently of their maturity date, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated

Issuer/Type of investment	Amortized cost	Fair value adjustment(1)	Fair value	Amortized cost	Fair value adjustment(1)	Fair value
Federal government	1,069,083	(17,964)	1,051,119	2,044,714	(23,267)	2,021,447
Financial treasury bills	-	-	-	659,356	(1,349)	658,007
Central bank notes	881,386	2,812	884,198	926,181	1,521	927,702
Treasury notes	110,226	1,056	111,282	374,571	1,056	375,627
Other	77,471	(21,832)	55,639	84,606	(24,495)	60,111
Brazilian sovereign bonds	748,024	(13,737)	734,287	748,024	(13,737)	734,287
Foreign government	-	-	-	83,765	-	83,765
United states treasury bills	-	-	-	83,765	-	83,765
Corporate debt securities	2,416,225	(69,825)	2,346,400	2,795,556	(54,493)	2,741,063
Debentures	2,139,495	(54,540)	2,084,955	2,482,950	(35,900)	2,447,050
Eurobonds	113,805	(8,839)	104,966	115,314	(8,843)	106,471
Other	162,925	(6,446)	156,479	197,292	(9,750)	187,542
Bank debt securities	2,327,345	(6,780)	2,320,565	524,860	(7,225)	517,635
Eurobonds	2,218,976	(6,780)	2,212,196	387,209	(7,225)	379,984
Mortgage notes	108,093	-	108,093	108,092	-	108,092
Time deposits	-	-	-	24,552	-	24,552
Other	276	-	276	5,007	-	5,007
Marketable equity securities	199,815	(27,250)	172,565	220,676	(29,038)	191,638
Opened mutual funds	5,899	-	5,899	168,576	-	168,576
Total	6,766,391	(135,556)	6,630,835	6,586,171	(127,760)	6,458,411

__________________
(1) Recorded as a component of stockholders’ equity, net of applicable taxes.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	293,934	291,669	532,186	527,838
Between 3 months and 1 year	1,927,322	1,906,091	1,322,114	1,306,372
Between 1 and 3 years	2,070,408	2,057,773	1,405,833	1,411,815
Between 3 and 5 years	1,531,595	1,497,114	1,845,034	1,800,651
Between 5 and 15 years	725,369	699,723	988,909	961,359
More than 15 years	-	-	90,162	90,162
No stated maturity (1)	217,763	178,465	401,933	360,214
Total	6,766,391	6,630,835	6,586,171	6,458,411
____________________
(1) Refers to marketable equity securities and opened mutual funds.

(c) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated

Issuer/Type of investment		Amortized cost

Federal government	4,299,733	5,559,917
Central bank notes	1,234,501	2,221,973
Treasury notes	3,065,232	3,320,770
Other	-	17,174
Brazilian sovereign bonds	294,532	294,532
Corporate debt securities	372,857	375,046
Eurobonds	372,857	375,046
Total	4,967,122	6,229,495

The fair value of these securities was R$4,793,137 in Unibanco and R$6,042,105 in Unibanco Consolidated. The difference between amortized cost and the fair value amounted R$173,985 in Unibanco and R$187,390 in Unibanco Consolidated and correspondent mainly to bonds issued by Brazilian federal government.

(ii) By maturity:

	Unibanco
	Unibanco	Consolidated

Maturity		Amortized cost

Less than 3 months	710,679	773,707
Between 3 months and 1 year	1,102,382	1,605,419
Between 1 and 3 years	2,411,959	3,107,315
Between 3 and 5 years	693,096	694,048
Between 5 and 15 years	49,006	49,006
Total	4,967,122	6,229,495

(iii)Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The resources of third parties which are related to the securities held to maturity, for Unibanco Consolidated compared with the portfolios is as follow:

Securities held to maturity	Amortized cost as of March 31, 2003	Average interest rate per annum	Average term in months
I. Securities abroad since December 31, 2001
U.S. dollar-denominated (1)	669,578	7.71%	29
II.Securities held to maturity with third parties funding
. U.S. dollar-indexed securities	5,543,696	10.29%	17
U.S. dollar-denominated third parties’ resources	5,543,696	5.49%	32
Annual spread		4.55%
. Other securities
General Market Prices to Consumers Index (IGP-M) -
indexed securities	16,221	20.32%	30
General Market Prices to Consumers Index (IGP-M) -
indexed third parties resources	16,221	6.00%	30
Annual spread		13.51%
Total of securities held to maturity	6,229,495	10.03%	18

______________________
(1) Securities held to maturity based on own capital.

(d) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which utilizes the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

		Unibanco
	Unibanco	Consolidated
By type
Discounted loans and notes	10,113,444	10,093,055
Financing	7,289,504	8,596,607
Agricultural	754,957	754,957
Real estate loans	691,944	701,475
Credit card	-	2,442,248
Total lending operations	18,849,849	22,588,342

Leasing operations	-	487,040
Advances on exchange contracts (1)	1,842,404	1,842,404
Total leasing operations and advances on exchange contracts	20,692,253	24,917,786

Guarantees honored	1,753	1,753
Other receivables (2)	376,890	788,805
Total other credits	378,643	790,558

Co-obligation on credit card customer financing (3)	-	282,850

Total risk	21,070,896	25,991,194

By maturity
Past-due for more than 15 days (Note 5 (c))	478,670	1,305,301
Falling due:
Less than 3 months (4)	7,989,027	10,978,167
Between 3 months and 1 year	6,048,257	6,542,629
Between 1 and 3 years	4,040,609	4,563,389
More than 3 years	2,514,333	2,601,708
Total risk	21,070,896	25,991,194

_________________________
(1) Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Includes 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated

		% of		% of
	Value	distribution	Value	distribution
Manufacturing	8,591,689	40.8	8,862,246	34.2
Retailers	2,178,189	10.3	2,378,096	9.1
Financial service	1,101,939	5.2	229,934	0.9
Residential construction loans	158,237	0.8	161,414	0.6
Other service	4,177,801	19.8	4,912,457	18.9
Agriculture, livestock, forestry and fishing	754,957	3.6	754,957	2.9
Individual	4,108,084	19.5	8,692,090	33.4
Total	21,070,896	100.0	25,991,194	100.0

(c) Components of lending, leasing and other credits by risk level:

	Unibanco

			Past-due credits

Risk	% minimum allowance	Current	Overdue	Falling due	Total	Distribution	Total	% effective
level	required	credits	installments	installments	credits	%	allowance	allowance
AA	-	8,660,368	-	-	8,660,368	41.1	99	-
A	0.5	5,290,591	-	-	5,290,591	25.1	26,444	0.5
B	1.0	2,311,873	29,146	87,472	2,428,491	11.5	24,390	1.0
C	3.0	2,783,709	44,468	142,138	2,970,315	14.1	122,087	4.1
D	10.0	478,847	36,147	87,236	602,230	2.9	96,972	16.1
E	30.0	153,057	65,564	59,617	278,238	1.3	86,384	31.0
F	50.0	54,871	35,219	62,140	152,230	0.7	87,742	57.6
G	70.0	140,018	110,922	52,363	303,303	1.5	225,746	74.4
H	100.0	128,472	157,204	99,454	385,130	1.8	385,130	100.0
Total		20,001,806	478,670	590,420	21,070,896	100.0	1,054,994
% of total risk							5.0%

	Unibanco Consolidated

			Past-due credits

Risk	% minimum allowance	Current	Overdue	Falling due	Total	Distribution	Total	% effective
level	required	credits	installments	installments	credits	%	allowance	allowance
AA	-	8,945,632	-	-	8,945,632	34.4	99	-
A	0.5	8,487,413	-	-	8,487,413	32.6	49,547	0.6
B	1.0	2,353,018	248,849	166,578	2,768,445	10.7	36,438	1.3
C	3.0	3,093,928	206,383	215,880	3,516,191	13.5	176,681	5.0
D	10.0	485,198	137,571	114,521	737,290	2.8	123,801	16.8
E	30.0	155,961	142,083	74,119	372,163	1.4	122,695	33.0
F	50.0	58,163	111,116	76,344	245,623	1.0	129,045	52.5
G	70.0	142,489	176,013	64,080	382,582	1.5	284,255	74.3
H	100.0	134,128	283,286	118,441	535,855	2.1	535,855	100.0
Total		23,855,930	1,305,301	829,963	25,991,194	100.0	1,458,416
% of total risk							5.6%

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management, higher percentages might be within each level in order to more accurately assess the risk of certain clients, operations or portfolios.

(d) The operations renegotiated with clients as established in Resolution 2682 of the Brazilian National Monetary Council was R$845,983 in Unibanco and R$1,068,629 in Unibanco Consolidated. These operations relate to active portfolio and credits written off against loss, and were recognized with intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(e) Changes in the allowance for lending, leases and other credit losses during the quarter:

		Unibanco
	Unibanco	Consolidated
Balance at December 31, 2002	1,161,153	1,590,593
Provision for loan losses	106,274	283,853
Loan charge-offs	(212,433)	(416,030)
Balance at March 31, 2003	1,054,994	1,458,416
Loan recoveries (1)	34,975	82,243

_________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

		Unibanco
	Unibanco	Consolidated
Negotiation and intermediation of securities
Debtors - pending settlement	41,811	351,651
Financial assets and commodities to liquidate	-	17,133
Other	-	24,067
Total	41,811	392,851
Short-term	41,811	392,851
Sundry
Deferred tax (Note 15 (a))	1,530,215	2,652,284
Judicial deposits for civil and labor suits	699,390	1,313,552
Prepaid taxes	59,092	395,087
Notes and credits receivable	302,950	710,617
Receivables from credit card operations	-	119,302
Receivables from sale of assets	73,940	78,188
Retirement government benefit advances	55,073	55,073
Salary advances and other	18,644	39,325
Other	388,019	1,098,021
Total	3,127,323	6,461,449
Short-term	769,694	2,330,506
Long-term	2,357,629	4,130,943

7. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in results of subsidiary and associated companies” in the statement of income in the group “Other operating income (expenses)”. The foreign branches and subsidiary companies exchange losses in the amount of R$192,083 in Unibanco and R$199,595 in Unibanco Consolidated were recognized as “Other operating expenses”. As a result of the high foreign exchange volatility, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$593 million. The income of R$134,575 in Unibanco and Unibanco Consolidated was also recorded in “Other operating expenses”, reducing the exchange losses on foreign investments. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies in the first quarter of 2003, were as follow:

Percentage holding(%)					Adjusted	Adjusted	Equity in results adjustments		Investments value
	Number of shares or quotas			Unibanco	stockholders	net income		Unibanco		Unibanco
	Common	Preferred	Unibanco	Consolidated	equity	(loss)	Unibanco	Consolidated	Unibanco	Consolidated
Subsidiary companies
Unipart Participações
Internacionais Ltd.(1)	1,302,031	-	100.000	100.000	1,438,400	25,282	23,601	-	1,438,400	-
Unibanco AIG Seguros S.A.(9)	336,204,927	183,958,940	49.700	49.700	1,304,666	84,071	42,154	-	648,413	-
Unibanco Representação
e Participações Ltda.(2)	123,204,651	895,134	99.999	99.999	391,579	29,919	32,478	-	391,579	-
Banco Bandeirantes S.A.(3) and(10)	78,728,068,140	68,155,559,063	100.000	100.000	523,471	(13,352)	1,605	-	350,563	-
Banco Credibanco S.A.(4) and(10)	211,861,478	198,846,054	98.883	98.883	258,658	25,179	24,897	-	255,770	-
Banco Fininvest S.A.	3,931	1,034	99.920	99.920	281,377	26,253	26,210	-	281,150	-
Banco Dibens S.A.	3,461,470,656	-	51.000	51.000	150,921	8,912	4,545	-	76,970	-
Unibanco Leasing S.A. –
Arrendamento Mercantil	264,919	-	99.999	99.999	133,681	7,354	7,354	-	133,679	-
Unibanco Corretora de Valores
Mobiliários S.A.(5)	30,000,000	30,000,000	99.999	100.000	57,115	1,001	1,542	-	57,115	-
Banco1.net S.A.(6) and(9)	21,994,273	-	55.539	55.539	39,328	(2,015)	(1,633)	-	21,842	-
Unibanco Asset Management –
Banco de Investimento S.A.	1,468,400	1,468,405	99.999	99.999	21,557	2,393	2,392	-	21,557	-
Interbanco S.A. (1)	18,999,793	-	99.999	99.999	57,069	3,568	2,327	-	57,066	-
Other	-	-	-	-	-	-	222	-	1,367	-

			Percentage holding(%)		Adjusted	Adjusted	Equity in results adjustments		Investments value
	Number of shares or quotas		Unibanco		stockholders	net income	Unibanco		Unibanco
	Common	Preferred	Unibanco	Consolidated	equity	(loss)	Unibanco	Consolidated	Unibanco	Consolidated
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i)
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	806,922	1,653	-	-	-	-
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100.000	259,490	7,240	-	-	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	202,655	4,148	-	-	-	-
Unibanco Securities Ltd.	17,770,000	-	-	100.000	50,611	4,843	-	-	-	-
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies (i)
Unibanco AIG Previdência S.A. (9)	465,403	-	-	100.000	118,851	11,748	-	-	-	-
Unibanco AIG Saúde Seguradora S.A. (9)	20,000,000	-	-	100.000	32,531	3,708	-	-	-	-
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)
Unibanco Cia. de Capitalização (9)	4,194,130	-	-	99.992	346,533	20,306	-	-	-	-
Unibanco Empreendimentos e
Participações Ltda.	201,111,880	-	-	100.000	214,043	2,468	-	-	-	-
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	122,750	242	-	-	-	-
BWU Representação e
Participações Ltda. (9)	36,133,577	93,947,299	-	60.000	47,362	(3,537)	-	-	-	-
Jointly controlled companies (i)
Credicard S.A.- Administradora
de Cartões de Crédito (9)	12,937,771	-	33.333	33.333	431,468	66,615	22,205	-	143,823	-
Serasa S.A. (9)	363,690	348,855	-	19.120	155,453	10,005	-	-	-	-
Banco Investcred Unibanco S.A. (9)	95,284	-	49.997	49.997	124,637	7,330	3,664	-	62,315	-
Tecnologia Bancária S.A. (7)	762,277,905	-	-	21.432	114,581	2,025	-	-	-	-
Redecard S.A. (9)	199,990	400,000	-	31.943	65,195	25,154	-	-	-	-
Cibrasec – Cia. Brasileira de
Securitização	7,500	-	12.499	12.499	30,717	3,205	401	-	3,839	-
Interchange Serviços S.A. (9)	74,999,999,998	-	-	25.000	27,837	555	-	-	-	-
FMX S.A. Sociedade de Crédito,
Financiamento e Investimento (8)	83,109	83,115	-	49.998	28,659	4,418	-	-	-	-
Unibanco Rodobens Administradora
de Consórcios Ltda. (9)	11,298,500	-	-	50.000	26,756	3,491	-	-	-	-
Other	-	-	-	-	-	-	(1,368)	-	-	-
Associated companies
AIG Brasil Cia. de Seguros (9)	54,213,933	-	-	49.999	84.336	6,596	-	3,298	-	42,168
Goodwill on acquisition of
subsidiary companies	-	-	-	-	-	-	-	-	1,373,516	1,443,312
Other	-	-	-	-	-	-	-	(1,323)	-	13,482
Total							192,596	1,975	5,318,964	1,498,962

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) In February 2003, Unipart Participações Internacionais Ltd’s capital was reduced in exchange for Interbanco S.A.’s shares.

(2) In March 2003, Unibanco acquired 895,134 preferred quotas issued by Unibanco Representação e Participações Ltda., at book value.

(3) The difference between the net income and the equity in results adjustments and equity and the investment result mainly of gains to be realized on the sale of companies within of Unibanco’s group, that are being recognized in line with amortization of goodwill calculated on the same dates.

(4) In January 2003, E-Rede do Brasil Ltda., Ecard do Brasil Ltda. and Bandeirantes Administradora de Cartões de Crédito e Assessoria Ltda., were merged into Banco Credibanco S.A.

(5) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates recognized directly to net equity of the investee company.

(6) In January 2003, Unibanco acquired 218,798 shares issued by Banco1.net S.A., at book value.

(7) Equity in results adjustments based on the financial statements as of February 2003.

(8) The name of FMX S.A. Sociedade de Crédito, Financiamento e Investimento will be changed to Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento.

(9) Companies audited by other independent auditors.

(10) On April 30, 2003 Banco Credibanco S.A. was merged by Banco Bandeirantes S.A.

(b) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, being the amortization for the period recognized in “Other operating expenses”. Goodwill balance shown in the consolidated financial statement and the amount amortized during the quarter were as follows:

Subsidiaries	Balance to be amortized	Amortization during the quarter
Bandeirantes	888,886	12,129
Fininvest	362,895	4,665
Other	191,531	(348)
Total	1,443,312	16,446

8. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are readjusted using the saving deposits index, plus average interest of 16.16% per annum, and are payable up to October 18, 2004.

(b) Euronotes

The euronotes in the amount of R$3,199,547 in Unibanco and R$3,265,115 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 4.90% per annum in Unibanco and 5.80% per annum in Unibanco Consolidated.

(c) Commercial Paper Programs

The commercial paper programs, in the amount of R$670,455 in Unibanco and Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to August 13, 2003, with interest rates between 1.94% and 2.30% per annum.

(d) The other issues totaled R$70,239 in Unibanco and Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 10.50% per annum.

9. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 4.55% per annum.

10. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, principally relating to income taxes, indirect taxes and labor claims. The provision for probable future losses is recorded based on the success probability of the lawsuits and the advice of external counsel. Provisions recorded and respective changes in the quarter were as follows:

	Unibanco	Unibanco Consolidated
Balance at December 31, 2002	650,921	1,546,176
Provision charged	53,289	118,487
Payments	(19,084)	(38,591)
Reversal of provisions	(17,782)	(17,782)
Balance at March 31, 2003	667,344	1,608,290

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes and the probable liability is fully provided, being the provision accrued reverted when, based on the opinion of legal consultant, the possibility of losses is remote.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The press released that former controllers of Banco Nacional S.A. filed suits against Banco Central do Brasil and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco has not received the service of process yet. Considering that Unibanco does not know the content of those lawsuits and that the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER, a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System, the management considers that there is no need in making any provisions in this case.

11. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	686,013	682,225
Subordinated time deposits (2)	December 2002	December 2012	102% of CDI(3)	234,494	234,494
Total				920,507	916,719
___________________
(1) The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.79% per annum.
(2) Subordinated time deposits can be redeemed from December 2007.
(3) The Brazilian interbank interest rate.

(b) Sundry

	Unibanco	Unibanco Consolidated
Provision for labor and civil litigation	467,842	815,588
Provisions for personnel and administrative expenses	120,218	189,449
Amounts payable to associated company	10,623	-
Payable for official agreement	98,798	98,798
Payable related to insurance	-	276,174
Payable to merchants - credit card	-	1,285,366
Sale of rights of receipt of future flow of payment orders abroad(1)	1,341,240	1,341,240
Debt assumption contracts	708,934	-
Other	199,622	456,788
Total	2,947,277	4,463,403
Short-term	1,136,821	2,259,636
Long-term	1,810,456	2,203,767

____________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from Unibanco from its overseas correspondent banks, totaling US$400,000 thousand, bearing Libor plus 0.57% per annum, payable quarterly with final maturity in April, 2009.

12. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,568,744,349	-	75,568,744,349
Preferred	62,389,827,725	2,927,261,244	65,317,088,969

Total	137,958,572,074	2,927,261,244	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On January 31, 2003, R$180,000 of dividends were paid, being R$1.24270 per 1,000 common shares and R$1.36700 per 1,000 preferred shares, R$2.60970 per 1,000 Units and R$1.30485 per GDS.

During the quarter, R$120,000 of interest on own capital was accrued, generating a tax benefit in the amount of R$40,800. The amount will be considered in the mandatory dividend, net of income tax withheld at source, which on a per-share basis amounted to R$0.70736 per 1,000 common shares, R$0.77810 per 1,000 preferred shares, R$1.51405 per 1,000 Units and R$0.75703 per GDS.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

Up to March 31, 2003, 109,500,000 Unibanco preferred shares, 106,600,000 Units, and 265,500 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through of “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 239,350,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings assigned and transferred to Unibanco 239,350,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 588,200,000 preferred shares at an average price of R$44.92 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$51.64, respectively.

The fair value of treasury stocks at March 31, 2003, based on the Unit price at March 31, 2003 in São Paulo Stock Exchange was R$141,899.

13. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	218,321	218,321
Adjustments to net income	(47,212)	98,445
Depreciation and amortization	47,434	82,015
Goodwill (negative goodwill) on acquisition of subsidiary companies	18,743	16,446
Exchange gain on foreign investments	77,832	-
Equity in results of subsidiary and associated companies	(192,596)	(1,975)
Reversal of provision of foreclosed assets	1,375	1,959
Adjusted net income	171,109	316,766

14. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Reversal of fiscal contingencies	17,782	17,782
Reversal of operating allowance	8,398	8,398
Other financial revenues	34,434	34,434
Foreign exchange rate variation on other liabilities	5,392	5,392
Dividends received from other investments	-	9,222
Revenue from real estate consortium	-	4,764
Insurance, annuity products and retirement plans premiums	-	704,492
Other	20,965	36,100
Total	86,971	820,584

(b) Other operating expense

	Unibanco	Unibanco Consolidated
Foreign branches’ and subsidiary companies’ exchange rate variation, net of hedge’s income (Note 7)	57,508	65,020
Provision for employee and civil litigations	24,853	43,047
Amortization of goodwill on acquired companies	18,743	16,646
Expenses for net collection charges	14,283	14,283
Expenses related to the sale of rights of receipt of future flow
of payment order (Note 11 (b)	11,456	11,456
Bonus on CPMF and IOF	2,457	2,457
Expenses related to real estate consortium	-	3,828
Third parties services - car sales stores	1,715	12,384
Technical provisions for insurance, annuity products and retirement plans	-	380,863
Insurance claims	-	206,194
Private retirement plans benefits expenses	-	102,096
Insurance and private retirement plans selling and other expenses	-	47,418
Credit card selling expenses	-	52,827
Other	22,623	46,936
Total	153,638	1,005,455

15. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when the utilizing or reversal provision.

(a) Deferred tax assets

				Unibanco

	December 31, 2002	Constitution	Realization	March 31, 2003
Provision for credit losses	628,820	27,418	48,157	608,081
Other provisions not currently deductible	318,889	126,020	132,548	312,361
Tax loss and negative basis of social contribution carry-forward	255,320	-	8,282	247,038
Social contribution carry-forward (MP 2.158-35)	286,683	-	3,187	283,496
Subtotal	1,489,712	153,438	192,174	1,450,976
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	121,103	-	41,864	79,239
Net deferred tax assets	1,610,815	153,438	234,038	1,530,215
Total assets	1,610,815			1,530,215

			Unibanco Consolidated

	December 31, 2002	Constitution	Realization	March 31, 2003
Provision for credit losses	780,081	45,245	69,598	755,728
Other provisions not currently deductible	687,023	146,389	186,022	647,390
Tax loss and negative basis of social contribution carry-forward	658,438	23,843	13,875	668,406
Social contribution carry-forward (MP 2.158-35)	508,500	-	6,555	501,945
Subtotal	2,634,042	215,477	276,050	2,573,469
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	126,269	-	47,454	78,815
Deferred tax obligations	(45,512)	-	(10,013)	(35,499)
Net deferred tax assets	2,714,799	215,477	313,491	2,616,785
Total assets	2,760,311			2,652,284
Total liabilities	45,512			35,499

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

Expected of realization of deferred tax as follow:

	Unibanco			Unibanco Consolidated

Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2003	-	313,740	313,740	15,205	508,795	524,000
2004	15,702	431,002	446,704	31,856	643,624	675,480
2005	20,669	315,210	335,879	38,630	435,062	473,692
2006	34,031	53,569	87,600	54,333	152,615	206,948
2007	42,618	13,489	56,107	63,679	112,968	176,647
2008 to 2012	170,476	40,470	210,946	273,773	186,137	459,910
2013 to 2017	-	-	-	24,469	32,323	56,792
Total	283,496	1,167,480	1,450,976	501,945	2,071,524	2,573,469

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,198,369 in Unibanco and R$2,033,494 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	296,496	412,363
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(100,809)	(140,203)
Adjustments to derive effective tax rate:
Exchange gains and equity in the results of subsidiary and associated companies, net of income from foreign subsidiaries	(9,189)	(76,554)
Interest on own capital provisioned or (received)	29,825	50,471
Permanent differences (net)	1,998	17,979
Income tax and social contribution for the quarter	(78,175)	(148,307)

16. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	4,759,803	4,949,414
Assets under management (mainly mutual investment funds)	18,866,625	19,690,617
Lease commitments	74,995	74,995

17. Related-Party Transactions (Unibanco)

Assets
Interbank investments	2,432,231
Marketable securities and derivative financial instruments	1,922,870
Interbank accounts	23
Lending operations	891,624
Other credits
. Income receivable
Dividends and interest on own capital	70,555
. Sundry	10,694

Liabilities
Deposits	2,272,600
Securities sold under repurchase agreements	120,771
Resources from securities issued
. Securities abroad	296,125
Interbank accounts	20,045
Borrowings	271,081
Derivative financial instruments	228,010
Other liabilities
Negotiation and intermediation of securities	3,100
Subordinated debt	3,788
Sundry	725,029

Revenues
Lending operations	10,262
Marketable securities	179,830
Result from derivative financial instruments	86,489
Services rendered	14,740

Expenses
Deposits and securities sold	82,841
Borrowings and onlendings	4,065
Other administrative expenses	6,989
Other operating expenses	754

The amounts above reflect operations between Unibanco and its subsidiary companies, and were eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations, virtual bank and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

18. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk institutional-wide basis. In addition, each business division has dedicated risk management staff. The risk committee composed of senior management evaluates the risks involved in activities and proposes risk management policies accordingly.

Market Risk

The policy regarding to market risk exposure is conservative. Market risk exposure of portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Also are applied stress tests using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

(b) Financial instruments recorded in the financial statements compared to fair values at March 31, 2003 are as follows:

	Unibanco		Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,162,349	4,165,297	2,154,126	2,157,042
Marketable securities	13,815,991	13,642,006	18,170,109	17,982,719
Lending operations	17,824,323	17,814,635	21,190,848	21,192,867
Liabilities
Interbank deposits	588,221	588,224	141,284	141,229
Time deposits	16,433,537	16,450,419	16,951,537	16,968,442
Mortgage notes	712,727	704,838	728,087	720,198
Resources from securities issued abroad	3,940,241	3,952,400	4,005,809	3,973,731
Subordinated debt	920,507	831,399	916,719	828,103
Other liabilities (Note 11 (b))	1,341,240	1,251,117	1,341,240	1,251,117
Derivatives, net	209,366	209,366	(7,107)	(7,107)
Treasury stocks	115,370	141,899	115,370	141,899

The fair value of marketable securities was based in internal valuation model, established based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, for similar operations.

The fair value of derivatives was based in internal valuation model, established based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations. The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at March 31, 2003 in the São Paulo Stock Exchange.

(c) The current notional values and fair value of derivative financial instruments at March 31 are as follows:

	Unibanco

	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Mark to market adjustment
Futures contracts	3,225,647	3,225,647	3,225,647	3,225,647	-
Assets position	7,762,323	7,762,323	4,272,329	4,272,329	-
Currencies	3,359,968	3,359,968	1,807,448	1,807,448	-
Interbank interest rate (1)	3,385,588	3,385,588	2,464,881	2,464,881	-
Exchange coupon	1,016,767	1,016,767	-	-	-
Liabilities position	4,536,676	4,536,676	1,046,682	1,046,682	-
Currencies (2)	1,552,520	1,552,520	-	-	-
Interbank interest rate	920,707	920,707	-	-	-
Exchange coupon	2,063,449	2,063,449	1,046,682	1,046,682	-

Swap contracts	(250,052)	(209,366)	(250,052)	(209,366)	40,686
Assets position	9,918,273	9,923,472	4,366,727	4,380,471	13,744
Currencies	733,743	730,743	-	-	-
Interbank interest rate	5,204,525	5,204,525	3,206,089	3,206,089	-
Fixed interest rate	1,332,423	1,318,992	-	-	-
Other	2,647,582	2,669,212	1,160,638	1,174,382	13,744
Liabilities position	10,168,325	10,132,838	4,616,779	4,589,837	(26,942)
Currencies (2)	5,014,021	5,023,248	4,280,278	4,292,505	12,227
Interbank interest rate	1,998,436	1,998,436	-	-	-
Fixed interest rate	1,668,924	1,616,324	336,501	297,332	(39,169)
Other	1,486,944	1,494,830	-	-	-

Swap contracts with daily reset	(13)	(13)	(13)	(13)	-
Assets position	385,584	385,584	385,584	385,584	-
Currencies	385,584	385,584	385,584	385,584	-
Liabilities position	385,597	385,597	385,597	385,597	-
Interbank interest rate	385,597	385,597	385,597	385,597	-

Option contracts	1,730	1,730	1,730	1,730	-
Assets position	1,730	1,730	1,730	1,730	-
Shares	1,730	1,730	1,730	1,730	-

	Unibanco Consolidated

	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Mark to market adjustment
Futures contracts	3,638,588	3,638,588	3,638,588	3,638,588	-
Assets position	8,862,175	8,862,175	5,107,024	5,107,024	-
Currencies	3,380,087	3,380,087	1,805,925	1,805,925	-
Interbank interest rate (1)	4,302,232	4,302,232	3,301,099	3,301,099	-
Exchange coupon	1,179,856	1,179,856	-	-	-

Liabilities position	5,223,587	5,223,587	1,468,436	1,468,436	-
Currencies (2)	1,574,162	1,574,162	-	-	-
Interbank interest rate	1,001,133	1,001,133	-	-	-
Exchange coupon	2,648,292	2,648,292	1,468,436	1,468,436	-
Forward contracts	(24)	(24)	(24)	(24)	-
Assets position	9,373	9,373	9,373	9,373	-
Interbank interest rate	9,373	9,373	9,373	9,373	-
Liabilities position	9,397	9,397	9,397	9,397	-
Fixed interest rate	9,397	9,397	9,397	9,397	-

Swap contracts	(20,147)	7,107	(20,147)	7,107	27,254
Assets position	8,334,355	8,326,747	3,443,642	3,457,388	13,746
Currencies	939,929	924,939	-	-	-
Interbank interest rate	3,917,912	3,917,912	2,283,031	2,283,031	-
Fixed interest rate	783,969	769,720	-	-	-
Other	2,692,545	2,714,176	1,160,611	1,174,357	13,746
Liabilities position	8,354,502	8,319,640	3,463,789	3,450,281	(13,508)
Currencies (2)	3,529,051	3,538,279	2,589,122	2,613,340	24,218
Interbank interest rate	1,634,881	1,634,881	-	-	-
Fixed interest rate	1,658,636	1,606,661	874,667	836,941	(37,726)
Other	1,531,934	1,539,819	-	-	-

Swap contracts with daily reset	135	135	135	135	-
Assets position	425,134	425,134	425,134	425,134	-
Currencies	425,134	425,134	425,134	425,134	-
Liabilities position	424,999	424,999	424,999	424,999	-
Interbank interest rate	424,999	424,999	424,999	424,999	-

Option contracts	1,730	1,730	1,730	1,730	-
Assets position	1,730	1,730	1,730	1,730	-
Shares	1,730	1,730	1,730	1,730	-
____________________
(1)

On March 31, 2003, there were future operations of R$2,698,702 in Unibanco and R$3,502,339 in Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges related to their time deposits indexed to interbank interest rate, and with an unrealized loss, net of applicable taxes of R$12,878 in Unibanco and R$19,509 in Unibanco Consolidated recorded in “Unrealized gains and losses - marketable securities and derivative financial instruments”. The hedge’s effectiveness as of March 31, 2003 was 100.3% in Unibanco and 99.7% in Unibanco Consolidated.

(2)

On March 31, 2003, Unibanco had swap and future contracts with notional values of, respectively, R$738,332 and R$89,177, in Unibanco and Unibanco Consolidated, accounted for at fair value, used to hedge part of marketable securities measured at fair value and indexed in US dollars. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes of R$53,300, recorded as a debt in “Marketable securities” and in “Unrealized gains and losses – marketable securities and derivative financial instruments” and as a credit in income for the quarter. The hedge’s effectiveness as of March 31, 2003 was 96.2%.

The operations above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments recorded in off balance sheet.

The swap operations associated with funding and/or asset operations and the swap contracts contracted with subsidiary companies are recorded at current notional value and are not adjusted to fair value.

The amounts of receivables under the swap contracts are R$315,871 in Unibanco and R$363,878 in Unibanco Consolidated and the amounts of payables are R$525,237 in Unibanco and R$356,771 in Unibanco Consolidated and are recorded in "Marketable securities and derivative financial instruments” recorded in “Derivative financial instruments” in current and long-term assets and as “Derivative financial instruments” in current and long-term liabilities, respectively.

(d) Notional at fair value distributed by trade location

	Unibanco	Unibanco Consolidated

	Notional at fair value

Future contracts
Asset position	7,762,323	8,862,175
BM&F	7,127,140	8,226,992
Counter	635,183	635,183
Liabilities position	4,536,676	5,223,587
BM&F	4,412,700	5,099,611
Counter	123,976	123,976
Forward contracts
Asset position	-	9,373
BM&F	-	9,373
Swap contracts
Asset position	9,923,472	8,326,747
BM&F	1,196,557	1,465,937
CETIP (Clearing House for Custody and Financial Settlement of Securities)/Counter	8,726,915	6,860,810
Swap contracts with daily reset
Asset position	385,584	425,134
BM&F	385,584	425,134
Option contracts
Asset position	1,730	1,730
Counter	1,730	1,730

The amount pledged to guarantee BM&F transactions were R$770,772 in Unibanco and R$829,761 in Unibanco Consolidated and are represented by federal government securities.

(e) The maturities of derivative financial instruments are as follows:

	Unibanco			Unibanco Consolidated

	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)
Future contracts	7,762,323	4,536,676	-	8,862,175	5,223,587	-
Less than 3 months	5,604,384	4,378,655	-	5,624,503	4,659,887	-
Between 3 and 6 months	808,306	22,513	-	1,106,375	81,965	-
Between 6 months and 1 year	838,491	73,389	-	1,255,731	167,992	-
More than 1 year	511,142	62,119	-	875,566	313,743	-

Forward contracts	-	-	-	9,373	9,397	-
Between 3 and 6 months	-	-	-	9,373	9,397	-

Swap contracts	9,923,472	10,132,838	(209,366)	8,326,747	8,319,640	7,107
Less than 3 months	2,949,400	2,947,978	1,422	2,643,229	2,636,174	7,055
Between 3 and 6 months	1,580,515	1,646,195	(65,680)	1,041,069	1,053,732	(12,663)
Between 6 months and 1 year	1,646,083	1,724,690	(78,607)	1,291,772	1,298,276	(6,504)
More than 1 year	3,747,474	3,813,975	(66,501)	3,350,677	3,331,458	19,219

Swap contracts with daily reset	385,584	385,597	-	425,134	424,999	-
Less than 3 months	16,696	16,709	-	16,696	16,709	-
Between 3 and 6 months	114,813	114,813	-	114,813	114,813	-
Between 6 months and 1 year	80,181	80,181	-	80,181	80,181	-
More than 1 year	173,894	173,894	-	213,444	213,296	-

Option contracts	1,730	-	1,730	1,730	-	1,730
More than 1 year	1,730	-	1,730	1,730	-	1,730

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

19. Other Information

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans (99% of beneficiaries).

During the quarter ended March 31, 2003, the contribution was R$996 in Unibanco and R$2,525 in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talent. Pursuant to the program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2003, Unibanco granted 684,850,000 stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and March 10, 2009, at an average exercise price of R$90.68 per 1,000 stock options.

(c) Assets leased to third parties, in the amount of R$1,021,792, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$694,054 and the residual value received in advance from these lessees amounts to R$583,223, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(d) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At March 31, 2003, the insurance coverage on properties and other assets in use totaled R$563,971 in Unibanco and R$1,189,298 in Unibanco Consolidated.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	Percentage Holding(%)

01	Unipart Participações
	Internacionais Ltd.	521.028	Holding	Non-Financial Institution	1,302,031	100.000

02	Unibanco AIG Seguros
	S.A.	33.166.158/0001-95	Insurance Company	Financial Institution	520,163,867	49.700

03	Unibanco Representação
	e Participações Ltda.	50.654.920/0001-00	Holding	Non-Financial Institution	124,099,784	99.999

04	Banco Bandeirantes
	S.A.	61.071.387/0001-61	Bank	Financial Institution	146,883,627,203	100.000

05	Banco Credibanco S.A.	33.461.468/0001-32	Bank	Financial Institution	410,707,532	98.883

06	Banco Fininvest S.A.	33.098.518/0001-69	Bank	Financial Institution	4,965	99.920

07	Banco Dibens S.A.	61.199.881/0001-06	Bank	Financial Institution	3,461,470,656	51.000

08	Unibanco Leasing S.A.
	- Arrendamento
	Mercantil	44.071.785/0001-69	Leasing	Financial Institution	264,919	99.999

09	Unibanco Corretora de
	Mobiliários S.A.	33.764.366/0001-96	Security Broker	Financial Institution	59,999,999	99.999

10	Banco1.net S.A.	03.012.230/0001-69	Bank	Financial Institution	21,994,273	55.539

11	Unibanco Asset
	Management - Banco
	Investimento S.A.	59.608.174/0001-84	Asset Management	Financial Institution	2,936,805	99.999

12	Interbanco S.A.	670.849	Bank	Financial Institution	18,999,172	99.996

13	Credicard S.A.
	Administradora de
	Cartões de Crédito	34.098.442/0001-34	Credit Card	Non-Financial Institution	12,937,771	33.333

14	Banco Investcred
	Unibanco S.A.	61.182.408/0001-16	Bank	Financial Institution	95,284	49.997

15	Cibrasec – Cia.
	Brasileira de
	Securitização	02.105.040/0001-23	Securitization	Non-Financial Institution	7,500	12.499

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Fair Value	Book Value

00.0.0.01.01.0	National
	Treasury Securities	-	1,508,266.16	811,924.68	2,147,906.46	686,033.34	253,374.97	5,268,180.14	5,407,505.61
00.0.0.01.02.0	Brazilia
	Central Bank Securities	-	1,458,853.26	908,173.53	642,787.10	180,330.05	-	3,201,350.74	3,190,143.94
00.0.0.01.07.0	Mortgage
	Notes	-	1,650.76	17.63	43,154.27	63,270.02	-	108,092.68	108,092.68
00.0.0.01.08.0	Debentures	-	104,293.20	166,883.60	489,509.11	991,873.96	332,394.75	2,084,954.62	2,084,954.62
00.0.0.01.09.0	Listed
	Companies Equity Securities	146,875.91	-	-	-	-	-	146,875.91	146,875.91
00.0.0.01.10.0	Non-listed
	Companies Equity Securities	25,689.77	-	-	-	-	-	25,689.77	25,689.77
00.0.0.01.11.0	Other	5,899.32	206,713.33	1,182,584.57	1,341,740.09	268,702.50	162,959.54	3,122,733.16	3,168,599.35
00.0.0.01.00.0	TOTAL	178,465.00	3,279,776.71	3,069,584.01	4,665,097.03	2,190,209.87	748,729.26	13,957,877.02	14,131,861.88

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years

00.0.0.01.01.00	Own Portfolio	178,465.00	1,897,107.06	1,836,700.51	2,388,186.14	1,382,626.25	574,744.17
00.0.0.01.02.00	Subject to
00.0.0.01.02.00	Repurchase Commitments	-	352,213.07	125,859.47	308,579.48	256,608.74	173,985.09
00.0.0.01.03.00	Derivative	-	59,395.78	61,110.43	195,365.29	-	-
00.0.0.01.04.00	Pledged with
00.0.0.01.04.00	Brazilian Cental Bank	-	759,437.98	478,630.49	1,540,270.22	433,511.22	-
00.0.0.01.06.00	Pledged under Guarantees Rendered	-	211,622.82	567,283.11	232,695.90	117,463.66	-
00.0.0.01.00.00	Total	178,465.00	3,279,776.71	3,069,584.01	4,665,097.03	2,190,209.87	748,729.26

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

Code	Description	Amount	% of the total	Amount	% of the total	Allowance for loan losses	Amount	% of the total

00.0.0.01.01.00	10 largest
	borrowers/clients	3,506,950.90	67.20	3,122,912.77	14.82	17,085.58	4,661,626.54	18.69
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	1,704,954.92	32.67	5,284,500.64	25.08	259,622.41	4,626,361.26	18.55
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	6,435.02	0.13	3,519,142.24	16.70	130,762.54	2,290,585.31	9.18
00.0.0.01.04.00	Other	-	-	9,144,340.88	43.40	647,522.52	13,365,998.42	53.58
00.0.0.01.00.00	Total	5,218,340.84	100.00	21,070,896.53	100.00	1,054,993.05	24,944,571.53	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Current

Code	Description	Credits in arrears over 15 days	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	More than 15 years

00.1.1.00.00.00	Public Sector	-	25,787.16	25,362.28	120,540.94	88,788.85	80,630.72	-
00.1.1.02.00.00	Corporate Activity	-	25,787.16	25,362.28	120,540.94	88,788.85	80,630.72	-
00.1.1.02.01.00	Manufacturing	-	25,787.16	25,362.28	120,540.94	88,788.85	80,630.72	-
00.1.4.00.00.00	Private Sector	478,669.96	7,963,200.65	6,022,829.91	3,920,067.17	1,267,444.33	1,065,128.58	12,340.78
00.1.4.01.00.00	Agricultural	1,745.46	270,780.15	308,078.03	78,981.69	31,497.23	51,533.99	12,340.78
00.1.4.02.00.00	Manufacturing	101,233.50	2,940,229.05	2,732,136.01	1,563,114.15	555,935.01	516,063.26	-
00.1.4.03.00.00	Trade	45,095.57	1,117,547.32	586,957.22	270,871.63	119,776.00	37,941.70	-
00.1.4.04.00.00	Financial Services	434.16	433,251.09	645,250.35	13,657.48	5,765.08	3,580.82	-
00.1.4.05.00.00	Other Services	131,710.89	1,738,944.97	618,593.34	1,043,916.22	426,287.56	218,347.51	-
00.1.4.06.00.00	Individuals	182,762.39	1,429,831.81	1,058,687.91	801,032.19	13,650.42	339.95	-
00.1.4.07.00.00	Residential
	Construction loans	15,687.99	32,616.26	73,127.05	148,493.81	114,533.03	237,321.35	-
00.1.5.00.00.00	Foreign Clients	-	38.94	66.26	-	-	-	-
00.1.0.00.00.00	Total	478,669.96	7,989,026.75	6,048,258.45	4,040,608.11	1,356,233.18	1,145,759.30	12,340.78

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

Code	Description	Contracted Credits	Amortized Credits	Loan Charge - Offs	Loan Recoveries	Renegotiated Credits

00.1.4.00.00.00	Private Sector	20,284,145.00	20,986,636.36	212,432.99	34,975.42	133,135.12
00.1.4.01.00.00	Agricultural	132,135.85	181,025.23	-	-	593.73
00.1.4.02.00.00	Manufacturing	5,007,646.08	5,316,166.25	26,672.78	16,648.95	7,907.83
00.1.4.03.00.00	Trade	3,850,483.35	3,836,513.74	15,158.04	1,431.36	12,546.12
00.1.4.04.00.00	Financial Services	3,070,989.50	4,131,510.53	262.37	16.02	230.10
00.1.4.05.00.00	Other Services	3,254,288.93	2,820,999.90	48,603.11	1,828.34	13,802.51
00.1.4.06.00.00	Individuals	4,541,776.08	4,294,256.69	117,216.98	14,988.11	96,913.46
00.1.4.07.00.00	Residential
	Constructions Loans	426,825.21	406,164.02	4,519.71	62.64	1,141.37
00.1.5.00.00.00	Foreign Clients	1,048.78	1,567.27	-	-	-
00.1.0.00.00.00	Total	20,285,193.78	20,988,203.63	212,432.99	34,975.42	133,135.12

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

Code	Description	Private companies	Individuals	Private companies	Individuals

00.0.1.01.00.00	Local	1,675,625.60	149,995.78	12,845,139.66	3,398,580.34
00.0.1.01.01.00	The North	19,909.66	807.65	18,230.08	28,908.18
00.0.1.01.02.00	The Northeast	120,845.40	5,705.31	480,830.41	234,694.80
00.0.1.01.03.00	The Southeast	1,371,405.14	131,188.18	11,395,971.12	2,720,375.62
00.0.1.01.04.00	The Midwest	44,875.58	3,401.98	156,194.21	71,083.46
00.0.1.01.05.00	The South	118,589.82	8,892.66	793,913.84	343,518.28
00.0.1.02.00.00	Abroad	887,031.00	-	189,817.37	-
00.0.1.00.00.00	Total	2,562,656.60	149,995.78	13,034,957.03	3,398,580.34

		Savings Deposits
		Private Sector		Lending
		Private		Operation
Code	Description	companies	Individuals	Portfolio
00.0.1.01.00.00	Local	121,572.00	5,088,588.63	18,796,862.72
00.0.1.01.01.00	The North	1,463.03	52,627.24	63,361.32
00.0.1.01.02.00	The Northeast	7,671.20	380,947.09	922,735.93
00.0.1.01.03.00	The Southeast	94,360.70	4,029,574.17	15,201,305.44
00.0.1.01.04.00	The Midwest	7,053.12	129,363.94	521,978.28
00.0.1.01.05.00	The South	11,023.95	496,076.19	2,087,481.75
00.0.1.02.00.00	Abroad	-	-	2,274,033.81
00.0.1.00.00.00	Total	121,572.00	5,088,588.63	21,070,896.53

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level
Code	Description	AA	A	B	C	D
00.0.0.01.01.00	Hot-money	5,319.37	4,998.33	5,205.63	1,781.47	1,553.95
00.0.0.01.02.00	Loans	2,956,431.45	1,606,118.12	555,871.88	1,277,650.22	464,472.64
00.0.0.01.03.00	Discounted Loans, Notes and Bills	28,888.34	97,705.46	24,400.39	25,731.41	1,527.12
00.0.0.01.04.00	Overdraft Loans	75,574.34	270,758.29	113,218.16	359,768.05	1,484.98
00.0.0.01.05.00	Individual Loans	322,208.50	269,148.52	24,977.71	18,670.14	9,374.15
00.0.0.01.06.00	Individual Financing	220,470.12	444,675.88	34,944.87	48,825.56	12,445.75
00.0.0.01.07.00	Advances on
	Exchange Contracts (before export)	756,157.84	329,863.94	330,208.31	58,524.14	3,311.41
00.0.0.01.08.00	Advances on
	Exchange Contracts (after export)	139,654.30	65,956.38	61,946.49	94,144.91	286.18
00.0.0.01.09.00	Vendor	166,156.33	162,113.40	39,506.07	73,204.92	-
00.0.0.01.10.00	Purchase Financing	64,719.86	83,188.69	103,567.24	32,153.10	-
00.0.0.01.11.00	Agricultural	385,369.28	159,809.17	84,053.62	28,337.23	13,996.92
00.0.0.01.12.00	Real Estate Loans	629,916.73	4,324.63	16,521.94	19,585.31	9,002.66
00.0.0.01.15.00	Other Financing	2,776,584.65	1,762,697.90	1,003,168.79	762,061.47	83,752.17
00.0.0.01.19.00	Other Loans	132,916.85	29,232.79	30,899.83	169,877.33	1,022.20
00.0.0.01.00.00	Total	8,660,367.96	5,290,591.50	2,428,490.93	2,970,315.26	602,230.13

		Amounts by Risk Level					Total
Code	Description	E	F	G	H	Total	Guaranteed
00.0.0.01.01.00	Hot-money	-	-	-	96.84	18,955.59	-
00.0.0.01.02.00	Loans	132,823.45	124,167.25	275,297.17	264,081.84	7,656,914.02	783,821.19
00.0.0.01.03.00	Discounted Loans, Notes and Bills	1,477.97	1,196.94	771.74	3,833.50	185,532.87	116,611.47
00.0.0.01.04.00	Overdraft Loans	214.66	-	-	43.40	821,061.88	-
00.0.0.01.05.00	Individual Loans	6,649.25	5,515.35	4,682.52	24,394.14	685,620.28	-
00.0.0.01.06.00	Individual Financing	7,438.23	6,248.39	4,786.32	20,774.86	800,609.98	774,717.47
00.0.0.01.07.00	Advances on
	Exchange Contracts (before export)	173.41	9.76	1,073.59	33.64	1,479,356.04	68,311.59
00.0.0.01.08.00	Advances on
	Exchange Contracts (after export)	3.38	186.71	46.85	822.92	363,048.12	16,764.32
00.0.0.01.09.00	Vendor	-	95.88	-	-	441,076.60	-
00.0.0.01.10.00	Purchase Financing	-	1,083.57	-	-	284,712.46	-
00.0.0.01.11.00	Agricultural	40,465.95	707.21	2,563.28	39,654.67	754,957.33	661,028.00
00.0.0.01.12.00	Real Estate
	Loans	5,095.02	3,458.54	3,531.68	14,639.55	706,076.06	697,010.75
00.0.0.01.15.00	Other Financing	83,306.99	5,058.09	7,850.44	9,851.43	6,494,331.93	4,580,545.99
00.0.0.01.16.00	Leasing Financing	-	-	-	0.28	0.28	-
00.0.0.01.19.00	Other Loans	589.11	4,502.14	2,699.54	6,903.30	378,643.09	73,639.20
00.0.0.01.00.00	Total	278,237.42	152,229.83	303,303.13	385,130.37	21,070,896.53	7,772,449.98

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	6,869,351.90	2,394,232.32	824,335.04	4,587,648.57	4,174,281.16
00.0.0.01.02.00	Leasing Operations	0.28	-	-	-	-
00.0.0.01.03.00	Other	136,911.92	9,610.45	84,078.34	1,949,072.31	41,374.24
00.0.0.01.00.00	Total	7,006,264.10	2,403,842.77	908,413.38	6,536,720.88	4,215,655.40

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties

00.0.0.01.01.00	Assignment of loan with co-obligation	9,530.77	-	-	-
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	13,619.44
00.0.0.01.00.00	Total	9,530.77	-	-	13,619.44

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	1,747.15	1,315,844.42	1,866.34	1,270,231.07	155.82	140,811.76
00.0.0.01.02.00	From R$ 10,000.00 to R$20,000.000	16.94	230,097.11	19.11	259,963.36	3.04	42,800.12
00.0.0.01.03.00	From R$ 20,000.00 to R$50,000.00	9.38	304,449.72	7.10	214,133.84	1.92	62,230.08
00.0.0.01.04.00	From R$ 50,000.00 to R$100,000.00	4.18	286,965.60	1.75	124,580.88	0.89	64,787.76
00.0.0.01.05.00	From R$ 100,000.00 to R$500,000.00	2.60	519,396.16	1.60	329,930.31	0.97	207,599.99
00.0.0.01.06.00	Over to R$ 500,000.00	1.45	6,003,614.95	0.77	3,091,752.04	0.43	1,910,261.22
00.0.0.01.00.00	Total	1,781.70	8,660,367.96	1,896.67	5,290,591.50	163.07	2,428,490.93

		C		D		E

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	179.02	212,820.32	76.08	110,460.35	48.31	67,549.53
00.0.0.01.02.00	From R$ 10,000.00 to R$20,000.00	4	54,972.70	2.21	30,229.03	1.24	16,838.00
00.0.0.01.03.00	From R$ 20,000.00 to R$50,000.00	1.55	46,106.63	0.88	25,789.20	0.46	13,201.02
00.0.0.01.04.00	From R$ 50,000.00 to R$100,000.00	0.52	36,464.50	0.20	13,267.67	0.12	8,126.56
00.0.0.01.05.00	From R$ 100,000.00 to R$500,000.00	0.58	123,298.65	0.15	29,583.61	0.08	14,639.91
00.0.0.01.06.00	Over to R$ 500,000.00	0.39	2,496,652.46	0.03	392,900.27	0.02	157,882.40
00.0.0.01.00.00	Total	186.06	2,970,315.26	79.55	602,230.13	50.23	278,237.42

		F		G		H

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	41.72	60,929.36	35.75	52,892.37	108.79	124,927.14
00.0.0.01.02.00	From R$ 10,000.00 to R$20,000.00	0.97	13,232.52	0.89	12,242.18	2.02	27,527.94
00.0.0.01.03.00	From R$ 20,000.00 to R$50,000.00	0.43	12,634.20	0.35	10,396.34	0.94	28,162.87
00.0.0.01.04.00	From R$ 50,000.00 to R$100,000.00	0.08	5,393.80	0.10	6,646.13	0.24	16,582.68
00.0.0.01.05.00	From R$ 100,000.00 to R$500,000.00	0.05	9,358.67	0.04	8,984.95	0.14	28,187.05
00.0.0.01.06.00	Over to R$ 500,000.00	0.02	50,681.28	0.03	212,141.16	0.04	159,742.69
00.0.0.01.00.00	Total	43.27	152,229.83	37.16	303,303.13	112.17	385,130.37

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.1.01.00.00	Furniture and Equipment	1,678.67	-	322.63	1,356.04
00.0.1.02.00.00	Property and Equipment in Process	-	1,168.92	-	1,168.92
00.0.1.03.00.00	Land and Buildings in Use	89,815.18	1,476.50	1,117.90	90,173.78
00.0.1.03.01.00	Land and Buildings	89,815.18	1,476.50	1,117.90	90,173.78
00.0.1.04.00.00	Furniture and Equipment	75,310.31	1,984.11	3,695.97	73,598.45
00.0.1.05.00.00	Other	237,022.24	5,395.72	18,090.80	224,327.16
00.0.1.00.00.00	Total	403,826.40	10,025.25	23,227.30	390,624.35

7027 - FUNDING BY MATURITY

		Maturity

Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	7,922,813.01	3,117,171.73	3,052,385.53	10,766,685.64	83,812.08	1,703.54
00.0.1.01.01.00	Demand Deposits	2,710,207.76	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	2,641,094.45	2,940,241.66	10,766,685.64	83,812.08	1,703.54
00.0.1.01.03.00	Savings Deposits	5,210,160.63	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	476,077.28	112,143.87	-	-	-
00.0.1.01.05.00	Foreign Deposits	2,444.62	-	-	-	-	-

00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	5,501,860.47	335,648.35	-	-	-
00.0.1.03.00.00	Local Borrowings	-	274.99	280.20	193.02	388.66	150.09
00.0.1.04.00.00	Foreign Borrowings	-	1,873,877.69	2,388,069.99	828,528.60	20,128.29	16,397.21
00.0.1.05.00.00	Local Onlendings	-	585,135.42	933,184.63	1,572,426.28	926,840.23	763,473.35
00.0.1.06.00.00	Foreign Onlending	-	3,176.36	18,105.68	31,885.70	22,353.14	158,066.91
00.0.1.08.00.00	Subordinated Debt	-	25,955.40	-	-	-	894,551.44
00.0.1.00.00.00	Total	7,922,813.01	11,107,452.06	6,727,674.38	13,199,719.24	1,053,522.40	1,834,342.54

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic
Code	Description	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency
00.0.0.01.0.0	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil Index)	-	-	-	5,675,726.33	7,707,815.23	2,032,088.90	6,134,139.62	8,349,656.77	2,215,517
00.0.0.01.01.00	Credit Risk	-	-	-	5,202,876.33	-	-	5,656,763.63	-	-
00.0.0.01.02.00	Exchange Market Risk	-	-	-	440,273.05	-	-	440,273.05	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	32,576.95	-	-	37,102.94	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	3,834,760.01	3,748,330.00	86,430.01	4,155,564.47	3,536,135.89	619,428.5
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	748,480.00	7,248,065.34	6,499,585.34	-	-	-	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	748,480.00	3,690,601.81	2,942,121.81	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss)for the Period

1	5385500	Patriarca	50,731,284.58	44,208,845.49	(+/-) (95,863.53)
2	80026000	Ilhas Cayman/Grand Cayman	8,303,244.73	7,661,538.45	29,728.26
3	80085500	Nassau/Bahamas	6,651,123.49	5,574,836.04	101,416.62
4	8902700	Business Center Paulista	1,831,254.87	1,907,587.19	(76,332.32)
5	9631700	Business Center Rio	799,204.00	824,641.09	(25,437.09)
6	9607400	Business Center Santo Amaro	492,366.07	511,038.20	(18,672.13)
7	14198300	Santos Dumont	304,773.99	319,075.33	(14,301.34)
8	5733800	Carijós	302,973.07	316,717.44	(13,744.37)
9	3331500	Sete de Setembro	273,417.03	281,938.14	(8,521.11)
10	12250400	São Bernardo do Campo	240,967.05	244,333.31	(3,366.26)

7030 - CHARGES AND TAXES

Code	Description	TOTAL

00.0.0.01.01.00	Social Security	54,229.53
00.0.0.01.02.00	Private Retirement	7,810.55
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	20,524.68
00.0.0.01.05.00	Compensation for Hired Employees	11,672.33
00.0.0.01.06.00	Labor Insurance Claims Premiums	1,801.82
00.0.0.01.07.00	Other Employees Benefits	40,453.25
00.0.0.01.00.00	TOTAL CHARGES	136,492.16
00.0.0.02.01.00	IOF (Tax on Financial Operations)	41,793.36
00.0.0.02.02.00	Income Taxes	216,577.39
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	293,411.74
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	6,711.28
00.0.0.02.05.00	Taxes for Social Security Financing	30,975.16
00.0.0.02.06.00	ISS (Municipal Services Tax)	14,478.99
00.0.0.02.07.00	Other	8,443.89
00.0.0.02.00.00	TOTAL TAXES	612,391.81

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter
Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	191,148.00	2,270,441.34
00.0.0.01.06.00	Collections	35,195.00	71,614.00
00.0.0.01.00.00	Total	226,343.00	2,342,055.34

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	32,866,572	15,567,525.58
00.0.1.01.01.00	Conventional System	48,166	39,794.94
00.0.1.01.02.00	Electronic System	32,818,406	15,527,730.64
00.0.1.02.00.00	Electronic Draft	83,382	54,366.76
00.0.1.03.00.00	Electronic Transfers	386,203	687,717.38
00.0.1.04.00.00	Electronic Collection	19,254,072	12,331,702.36
00.0.1.00.00.00	Total	52,590,229	28,641,312.08

7033 – INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1.

We have reviewed the accompanying quarterly financial information (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. as of and for the quarter ended March 31, 2003, consisting of the balance sheet and the related statements of income, changes in stockholders' equity and changes in financial position, as well as the accounting information included in schedules 7014, 7016 to 7019, 7023 to 7027, 7029, 7030 and 7034 to 7039 for the quarter then ended. These financial statements and the accounting information included in the above-mentioned schedules are the responsibility of the Bank's management.

2.

Our review was conducted in accordance with specific rules established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank personnel in charge of the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank.

3.

Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to above in order for them to be in conformity with accounting practices established by accounting practices adopted in Brazil and specific standards issued by the Central Bank of Brazil, specifically applied to the preparation of the quartely financial information.

4.

The Quarterly Financial Information - IFT also includes supplemental accounting information required by the Central Bank of Brazil regarding the combined financial statements called "Financial Group" and "Financial Economic Group (CONEF)", consisting of the combined balance sheet as of March 31, 2003 of the Financial Group and of the Financial Economic Group (CONEF) and the related combined statements of income and changes in financial position for the quarter then ended, as included in schedules 7011 and 7012, of the Financial Group. The same review procedures stated in Paragraph 2 were applied to these combined financial statements and, based on our review, we are not aware of any material modifications that should be made to these combined financial statements in order for them to be in conformity with rules issued by the Central Bank of Brazil.

5.

The purpose of the review of the Quarterly Financial Information was to issue a report on the accounting information included on the quarterly financial information referred in Paragraph 1, taken as a whole. Schedules 7020 to 7022, 7028, 7031 and 7032, included in the quarterly financial information, are intended to provide supplemental information on the Bank as required by the Central Bank of Brazil and are not required to be an integral part of the financial statements. The accounting information included on these schedules were subjected to the same review procedures as stated in Paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to the schedules in order for them to be in accordance with the quarterly financial information referred to in Paragraph 1, taken as a whole.

6.	This quarterly financial information has been translated into English solely for the convenience of the readers.

São Paulo, May 9, 2003

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Contador
CRC No. 2 SP 011609/O-8	CRC n°. 1 SP 160203/O-1

7034 - PROVISIONS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	ASSETS	1,187,412.69	130,704.83	236,865.18	1,081,252.34
00.0.0.01.06.00	Lending Operations	1,114,752.14	130,605.61	219,832.37	1,025,525.38
00.0.0.01.07.00	Leasing Operations	0.50	99.22	99.44	0.28
00.0.0.01.08.00	Other Credits	46,400.76	-	16,933.37	29,467.39
00.0.0.01.09.00	Investments	26,259.29	-	-	26,259.29
00.0.0.04.00.00	LIABILITIES	650,921.16	53,289.02	36,866.42	667,343.76
00.0.0.04.03.00	Labor Contingencies	314,081.80	34,240.29	14,280.80	334,041.29
00.0.0.04.04.00	Other Civil Contingencies	132,354.37	6,249.54	4,803.26	133,800.65
00.0.0.04.05.00	Other Contingencies	204,484.99	12,799.19	17,782.36	199,501.82

7035 - CAPITAL

Code	Description	Number of Shares (thousands)

00.0.1.00.00.00	Shares	140,885,833.32
00.0.1.01.00.00	Capital	137,958,572.07
00.0.1.01.01.00	Common Shares - Local Residents	75,196,778.47
00.0.1.01.02.00	Common Shares - Foreign Residents	371,965.88
00.0.1.01.03.00	Preferred Shares - Local Residents	17,444,201.70
00.0.1.01.04.00	Preferred Shares - Foreign Residents	44,945,626.02
00.0.1.02.00.00	Treasury Shares	2,927,261.25
00.0.1.02.02.00	Preferred Shares	2,927,261.25

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	1/24/2003	1 – Dividends	1/31/2003	1 – Common	0.000001242700000
2	1/24/2003	1 – Dividends	1/31/2003	2 - Preferred	0.000001367000000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	4,867,659.12	574,805.64	967,963.69	4,474,501.07
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	79,595.40	7,816.98	9,783.75	77,628.63
00.0.0.01.02.00	Individuals and Non-Financial
	Companies	284,966.35	177,973.62	40,892.69	422,047.28
00.0.0.01.03.00	Others	4,503,097.37	389,015.04	917,287.25	3,974,825.16
00.0.0.02.00.00	Co-Obligation for Credit Assignment	14,717.51	9,530.77	9,311.59	14,936.69
00.0.0.02.01.00	Financial Institutions Authorize to
	Operate by Brazilian Central Bank	14,717.51	9,530.77	9,311.59	14,936.69

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	3,826,209.64	8,003,739.27	11,829,948.91
00.0.0.01.01.00	Cash And Due From Banks	81,030.11	63,474.33	144,504.44
00.0.0.01.02.00	Marketable Securities	-	3,796,700.85	3,796,700.85
00.0.0.01.03.00	Lending Operations	-	2,173,856.73	2,173,856.73
00.0.0.01.04.00	Other Credits	3,745,179.53	1,969,707.36	5,714,886.89
00.0.0.04.00.00	LIABILITIES	4,901,972.28	8,798,485.19	13,700,457.47
00.0.0.04.01.00	Deposits	2,444.62	1,527,259.70	1,529,704.32
00.0.0.04.02.00	Other Funding	2,474,342.55	3,883,395.69	6,357,738.24
00.0.0.04.03.00	Borrowings	2,425,185.11	2,701,816.67	5,127,001.78
00.0.0.04.07.00	Subordinated Debt	-	686,013.13	686,013.13

		By Currency
Code	Description	Dollar	Euro	Pound	Swiss Franc	Yen	Other

00.0.0.01.00.00	ASSETS	11,228,574.71	407,532.66	47,143.87	15,228.83	124,750.84	6,718.00
00.0.0.01.01.00	Cash And Due From Banks	100,912.68	18,611.70	8,609.65	5,461.83	4,364.63	6,543.95
00.0.0.01.02.00	Marketable Securities	3,665,628.88	131,071.97	-	-	-	-
00.0.0.01.03.00	Lending Operations	2,053,470.52	-	-	-	120,386.21	-
00.0.0.01.04.00	Other Credits	5,408,562.63	257,848.99	38,534.22	9,767.00	-	174.05

00.0.0.04.00.00	LIABILITIES	12,514,866.95	601,065.63	42,986.10	23,897.24	92,546.07	425,095.48
00.0.0.04.01.00	Deposits	1,511,145.80	18,558.18	-	-	-	0.34
00.0.0.04.02.00	Other Funding	5,438,075.83	496,032.62	38,952.58	2,671.87	58.80	381,946.54
00.0.0.04.03.00	Borrowings	4,879,632.19	86,474.83	4,033.52	21,225.37	92,487.27	43,148.60
00.0.0.04.07.00	Subordinated Debt	686,013.13	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders’ Equity

Unibanco

In the first quarter of 2003, Unibanco’s net profit reached R$218 million. Operating income in the first quarter of 2003 amounted to R$458 million and stockholders’ equity stood at R$6,717 million in March 2003.

Assets

Unibanco’s consolidated total assets reached R$70,014 million on March 31, 2003. Of this total, R$25,708 million were loans, R$18,534 million were marketable securities and derivative financial instruments - issued primarily by the federal government - and R$8,306 million were interbank investments. The main change in assets consisted of a reduction in interbank liquidity investments due to the Central Bank request that the bank act as its dealer for an amount of R$8 billion on December 31, 2002. The bank was not operating as a dealer on March 31, 2003.

At March of 2003, allowance for loan losses balance totaled R$1,458 million.

In March 2003, Unibanco’s overall funding reached R$76,149 million, including R$19,691 million in funds under management. The total local and foreign funding presented R$56,458 million, on March 31, 2003.

Funds and portfolios managed by UAM – Unibanco Asset Management, impacted by the new mark-to-market rule for funds, reached the end of March 2003 with R$19,691 million in assets.

The BIS ratio of Unibanco stood at 16.2%, well above the minimum requirement of 11%.

Results

The operating income for the first quarter of 2003 was R$458 million.

Revenues from financial intermediation in the first quarter of 2003 amounted to R$2,843 million. Both revenues and expenses from financial intermediation were mostly affected by the foreign exchange fluctuation in the period. Profit from financial intermediation, amounted to R$1,149 million. The net adjusted financial margin, considering the net impact on investments abroad, stood at 8.5% in the first quarter of 2003.

In the first quarter of 2003 total fees amounted to R$646 million.

Fee revenues from the credit card business reached R$238 million in the first quarter of 2003.

The percentage of personnel and administrative expenses covered by fees stood at 60.8% in the first quarter of 2003. This indicator has been improving consistently over the last few years, thanks to the cost reduction and organic growth programs. In the first quarter of 2003, the efficiency ratio stood at 59.0%.

The first quarter of 2003 personnel expenses increased by R$2 million (0.5%) when compared to the same period last year.

The first quarter of 2003 administrative expenses rose by R$44 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 27, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Fernando Barreira Sotelino
Fernando Barreira Sotelino Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.